UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of the

Securities Exchange Act of 1934

(Amendment No. 2)

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☐	Soliciting Material under §240.14a-12

Deckers Outdoor Corporation

(Name of Registrant as Specified in Its Charter)

MARCATO INTERNATIONAL MASTER FUND, LTD.

MARCATO CAPITAL MANAGEMENT LP

MCM ENCORE IM LLC

MARCATO ENCORE MASTER FUND, LTD.

RICHARD T. MCGUIRE III

DEBORAH M. DERBY

KIRSTEN J. FELDMAN

STEVE FULLER

MATTHEW P. HEPLER

ROBERT D. HUTH

JAN ROGERS KNIFFEN

MITCHELL A. KOSH

NATHANIEL J. LIPMAN

ANNE WATERMAN

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

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PRELIMINARY PROXY STATEMENT—SUBJECT TO COMPLETION DATED NOVEMBER 1, 2017

2017 ANNUAL MEETING OF STOCKHOLDERS

OF

DECKERS OUTDOOR CORPORATION

PROXY STATEMENT

OF

MARCATO INTERNATIONAL MASTER FUND, LTD.

MARCATO CAPITAL MANAGEMENT LP

MCM ENCORE IM LLC

MARCATO ENCORE MASTER FUND, LTD.

RICHARD T. MCGUIRE III

DEBORAH M. DERBY

KIRSTEN J. FELDMAN

STEVE FULLER

MATTHEW P. HEPLER

ROBERT D. HUTH

JAN ROGERS KNIFFEN

MITCHELL A. KOSH

NATHANIEL J. LIPMAN

ANNE WATERMAN

This proxy statement and accompanying GOLD proxy card are being furnished to stockholders of Deckers Outdoor Corporation, a Delaware corporation (“Deckers” or the “Company”), by Marcato International Master Fund, Ltd. (“Marcato International”), Marcato Capital Management LP (“Marcato Capital”), MCM Encore IM LLC (“Marcato Encore LLC”), Marcato Encore Master Fund, Ltd. (“Marcato Encore Fund”) and Richard T. McGuire III (collectively, “Marcato,” “we,” “our” or “us”) and their nominees listed below in connection with the solicitation of proxies from the holders (the “Stockholders”) of common stock, par value $0.01 per share, of the Company (the “Common Stock”), in connection with the 2017 Annual Meeting of Stockholders of the Company (including any and all adjournments, postponements, continuations or reschedulings thereof, or any other meeting of Stockholders of the Company held in lieu thereof, the “2017 Annual Meeting”), which is currently scheduled to be held on December 14, 2017. The Company has not yet announced the time or location for the 2017 Annual Meeting. The Company has set the close of business on October 16, 2017 as the record date for determining Stockholders entitled to notice of and to vote at the 2017 Annual Meeting (the “Record Date”).

THIS SOLICITATION IS BEING MADE BY MARCATO AND NOT ON BEHALF OF THE BOARD OF DIRECTORS OF THE COMPANY (THE “BOARD”).

This proxy statement and the accompanying GOLD proxy card are first being sent or given on or about     , 2017 to all holders of shares of Common Stock as of the Record Date.

We are soliciting your vote because we believe that the election of Deborah M. Derby, Kirsten J. Feldman, Steve Fuller, Matthew P. Hepler, Robert D. Huth, Jan Rogers Kniffen, Mitchell A. Kosh, Nathaniel J. Lipman and Anne Waterman (collectively, the “Nominees”) will bring the fresh perspectives, qualifications and experiences necessary for the Board to establish a strategic plan that creates long term value for the Stockholders.

The participants in this proxy solicitation (the “Participants”) are Marcato International, Marcato Capital, Marcato Encore LLC, Marcato Encore Fund, Richard T. McGuire III, Deborah M. Derby, Kirsten J. Feldman, Steve Fuller, Matthew P. Hepler, Robert D. Huth, Jan Rogers Kniffen, Mitchell A. Kosh, Nathaniel J. Lipman and Anne Waterman.

THE NOMINEES ARE COMMITTED TO ACTING IN THE BEST INTERESTS OF ALL STOCKHOLDERS. WE BELIEVE THAT YOUR VOICE IN THE FUTURE OF DECKERS CAN BEST

BE EXPRESSED THROUGH THE ELECTION OF THE NOMINEES. ACCORDINGLY, WE URGE YOU TO VOTE YOUR GOLD PROXY CARD “FOR” DEBORAH M. DERBY, KIRSTEN J. FELDMAN, STEVE FULLER, MATTHEW P. HEPLER, ROBERT D. HUTH, JAN ROGERS KNIFFEN, MITCHELL A. KOSH, NATHANIEL J. LIPMAN AND ANNE WATERMAN.

Except as set forth in this proxy statement, including (i) the proposal to ratify the appointment of KPMG as the Company’s independent registered public accounting firm for fiscal year ending March 31, 2018, (ii) the proposal to approve, on an advisory basis, the frequency of future advisory votes on the Company’s executive compensation and (iii) the proposal to approve, on a non-binding advisory basis, the compensation of the Company’s named executive officers as disclosed in the Company’s proxy statement for the 2017 Annual Meeting, we do not know of any other matters to be presented for approval by the Stockholders at the 2017 Annual Meeting. If, however, Marcato learns of any other proposals made at a reasonable time before the 2017 Annual Meeting, Marcato will either supplement this proxy statement and provide Stockholders with an opportunity to vote by proxy directly on such matters, or will not exercise discretionary authority with respect thereto. If other matters are properly presented thereafter, the persons named as proxies in the enclosed GOLD proxy card will vote the shares of Common Stock represented thereby in accordance with their discretion pursuant to the authority granted in the proxy.

We are seeking to elect a full slate of nominees to the Board because we believe that wholesale change in the boardroom is necessary to reverse the many years of share price underperformance, declining operating margins and poor capital allocation at Deckers and to ensure that the interests of the Stockholders, the true owners of Deckers, are appropriately represented in the boardroom.

Notably, Deckers has meaningfully underperformed its peers during the holding period of most current institutional stockholders. From January 1, 2011 through intraday February 8, 2017 (the moment before Marcato filed its initial Schedule 13D with respect to the Company (the “Schedule 13D”)), the Company had a total stockholder return (“TSR”) of negative 44%, compared to the performance of (i) the S&P 500 Apparel, Accessories & Luxury index, a well-known, widely published, industry-standard benchmark which tracks the performance of companies with similar product mix and business models to that of the Company, which was flat during the same period and (ii) an index comprised of the companies listed as Deckers’ peers in Deckers’ proxy statement for the 2017 Annual Meeting, which returned 58% during the same period. Furthermore, Deckers’ return on invested capital declined from 26% in 2011 to 12% in 2016, while operating margins declined from 21% to 9% and selling, general and administrative expenses (“SG&A”) rose from 29% of revenue to 37% during the same period. In addition, the Company has consistently underperformed Management’s financial guidance and margin targets. As a reflection of reduced investor confidence in the Company, Deckers’ average enterprise value to the next twelve months of earnings before income taxes, depreciation and amortization (“EV/NTM EBITDA”) multiple declined from approximately 10x in 2011 to below 6x at the time of the Schedule 13D filing. Stockholders’ lack of confidence in the Company’s leadership and strategic direction is further evidenced by the numerous discussions we have held with other significant stockholders of the Company, some of which have privately and publicly expressed similar concerns directly to the Company, the Company’s significantly reduced stock price over the past several years and the lower EV/NTM EBITDA multiple at which the Company’s Common Stock trades (as of the Schedule 13D filing on February 8, 2017) as compared to its peers.

We have therefore nominated a slate of highly qualified and capable candidates with relevant backgrounds and industry experience. If elected, the Nominees will bring fresh perspectives, talented leadership and responsible oversight in implementing much-needed discipline at Deckers. They are committed to helping identify opportunities to deliver enhanced value. We would expect these opportunities to include, but not be limited to, potential sales of, or involving, the Company or certain of the Company’s businesses or assets, increased focus on profitable growth of the Company’s core UGG brand, hiring strategy consultants to implement an efficiency program targeting aggressive physical retail store closures, corporate cost reductions and supply chain efficiencies, recapitalizing the balance sheet to a more appropriate mix of debt and equity, implementing a disciplined capital allocation framework incorporating risk-adjusted returns on invested capital, and aligning the Company’s management (“Management”) compensation with improved profit margins, return on invested capital and TSR. We urge the Stockholders to support us in this effort by voting “FOR” the Nominees.

We recommend that you vote your shares on the GOLD proxy card as follows:

1.	“FOR” the election of Deborah M. Derby, Kirsten J. Feldman, Steve Fuller, Matthew P. Hepler, Robert D. Huth, Jan Rogers Kniffen, Mitchell A. Kosh, Nathaniel J. Lipman and Anne Waterman to serve as directors on the Board until the 2018 annual meeting of Stockholders of the Company (including any and all adjournments, postponements, continuations or reschedulings thereof, or any other meeting of Stockholders held in lieu thereof, the “2018 Annual Meeting”) or until their respective successors are duly elected and qualified (the “Nomination Proposal”);

2.	“FOR” the repeal of each provision of, or amendment to, the Amended and Restated Bylaws of the Company (the “Bylaws”) adopted by the Board subsequent to May 24, 2016 and prior to the 2017 Annual Meeting, without the approval of the Stockholders (the “Stockholder Proposal”);

3.	“FOR” the ratification of the appointment of KPMG as the Company’s independent registered public accounting firm for fiscal year ending March 31, 2018;

4.	for the approval, on an advisory basis, of a frequency of “ONE YEAR” for future advisory votes on the Company’s executive compensation program; and

5.	“FOR” the approval, on a non-binding advisory basis, of the compensation of the Company’s named executive officers, as disclosed in the Company’s proxy statement for the 2017 Annual Meeting.

We urge Stockholders to review the GOLD proxy card carefully, as the order in which the proposals are listed on the GOLD proxy card differs from the order in which the proposals are listed on the Company’s proxy card.

The principal executive offices of the Company are located at 250 Coromar Drive, Goleta, California 93117.

The Company has disclosed that as of October 16, 2017, there were 32,036,625 shares of Common Stock outstanding and entitled to vote at the 2017 Annual Meeting. Each share of Common Stock is entitled to one vote on all matters presented at the 2017 Annual Meeting.

We intend to vote all of the shares of Common Stock that we beneficially own and are capable of voting at the 2017 Annual Meeting: (i) “FOR” the election of the Nominees; (ii) “FOR” the repeal of each provision of or amendment to the Bylaws adopted by the Board subsequent to May 24, 2016 and prior to the 2017 Annual Meeting, without the approval of the Stockholders; (iii) “FOR” the ratification of the appointment of KPMG as the Company’s independent registered public accounting firm for fiscal year ending March 31, 2018; (iv) for the approval, on an advisory basis, of the frequency of “ONE YEAR” for future advisory votes on the Company’s executive compensation program; and (v) “FOR” the approval, on a non-binding advisory basis, of the compensation of the Company’s named executive officers, as disclosed in the Company’s proxy statement for the 2017 Annual Meeting.

This proxy solicitation is being made by Marcato and the Nominees and not on behalf of the Board or Management.

Important Notice Regarding the Availability of Proxy Materials for the 2017 Annual Meeting

The proxy materials are available at no charge at: www.[●].com.

WHETHER OR NOT YOU INTEND TO ATTEND THE 2017 ANNUAL MEETING, YOUR PROMPT ACTION IS IMPORTANT. MAKE YOUR VIEWS CLEAR TO THE COMPANY BY AUTHORIZING A PROXY TO VOTE “FOR” THE ELECTION OF THE NOMINEES AND THE STOCKHOLDER PROPOSAL BY FOLLOWING THE INSTRUCTIONS ON THE ENCLOSED GOLD PROXY CARD TODAY.

YOUR VOTE IS IMPORTANT, NO MATTER HOW MANY OR HOW FEW SHARES OF COMMON STOCK YOU OWN.

IMPORTANT VOTING INFORMATION

If your shares of Common Stock are held in your own name, please authorize a proxy to vote by signing and returning the enclosed GOLD proxy card in the postage-paid envelope provided or by instructing us by telephone or via the Internet as to how you would like your shares of Common Stock voted (instructions are on your GOLD proxy card).

If you hold your shares of Common Stock in “street name” with a bank, brokerage firm, dealer, trust company or other institution or nominee, only they can exercise your right to vote with respect to your shares of Common Stock and only upon receipt of your specific instructions. Accordingly, it is critical that you promptly give instructions to your bank, brokerage firm, dealer, trust company or other institution or nominee to ensure that a GOLD proxy card is submitted on your behalf. Please follow the instructions to authorize a proxy to vote on the enclosed GOLD proxy card. If your bank, brokerage firm, dealer, trust company or other nominee provides for voting instructions to be delivered to them by Internet or telephone, instructions will be included with the enclosed GOLD proxy card.

PLEASE DO NOT RETURN ANY PROXY CARD YOU MAY RECEIVE FROM THE COMPANY OR OTHERWISE AUTHORIZE A PROXY TO VOTE YOUR SHARES OF COMMON STOCK AT THE 2017 ANNUAL MEETING, NOT EVEN AS A PROTEST VOTE. IF YOU HAVE ALREADY SENT A PROXY CARD TO THE COMPANY OR OTHERWISE AUTHORIZED A PROXY TO VOTE YOUR SHARES OF COMMON STOCK AT THE 2017 ANNUAL MEETING, IT IS NOT TOO LATE TO CHANGE YOUR VOTE. TO REVOKE YOUR PRIOR PROXY AND CHANGE YOUR VOTE, SIMPLY DATE, SIGN AND RETURN THE ENCLOSED GOLD PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED OR FOLLOW THE INSTRUCTIONS ON YOUR GOLD PROXY CARD TO VOTE BY TELEPHONE OR VIA THE INTERNET. ONLY YOUR LATEST DATED PROXY WILL BE COUNTED.

ONLY THE STOCKHOLDERS OF RECORD ON THE RECORD DATE ARE ENTITLED TO VOTE AT THE 2017 ANNUAL MEETING.

HOLDERS OF SHARES OF COMMON STOCK AS OF THE RECORD DATE ARE URGED TO SUBMIT A GOLD PROXY CARD EVEN IF YOUR SHARES WERE SOLD AFTER THE RECORD DATE.

IF YOU HOLD YOUR SHARES OF COMMON STOCK IN “STREET NAME” WITH A BANK, BROKERAGE FIRM, DEALER, TRUST COMPANY OR OTHER INSTITUTION OR NOMINEE ON THE RECORD DATE, THEN ONLY THAT INSTITUTION CAN VOTE THOSE SHARES AND ONLY UPON RECEIPT OF YOUR SPECIFIC INSTRUCTIONS. ACCORDINGLY, PLEASE CONTACT THE PERSON RESPONSIBLE FOR YOUR ACCOUNT AND INSTRUCT THAT PERSON TO SIGN AND RETURN ON YOUR BEHALF THE GOLD PROXY CARD AS SOON AS POSSIBLE.

D.F. King & Co., Inc. (“D.F. King”) is assisting us with our effort to solicit proxies. If you have any questions or require assistance in authorizing a proxy or voting your shares of Common Stock, please contact:

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, New York 10005

Banks and Brokers Call Collect: (212) 269-5550

All Others Call Toll-free: (800) 761-6521

Email: DECKERS@dfking.com

It is important that your shares of Common Stock be represented and voted at the 2017 Annual Meeting. Accordingly, regardless of whether you plan to attend the 2017 Annual Meeting in person, please complete, date and sign the GOLD proxy card that has been provided to you by us (and not any proxy card that has been provided to you by the Company or any other proxy card or form that has been provided to you) and vote “FOR” the election of the Nominees and “FOR” the repeal of each provision of or amendment to the Bylaws adopted by the Board subsequent to May 24, 2016 and prior to the approval of this resolution, without the approval of the Stockholders.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

The information herein contains “forward-looking statements.” Specific forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts and include, without limitation, words such as “may,” “will,” “expects,” “believes,” “anticipates,” “plans,” “estimates,” “projects,” “targets,” “forecasts,” “seeks,” “could,” “should” or the negative of such terms or other variations on such terms or comparable terminology. Similarly, statements that describe our objectives, plans or goals are forward-looking. Forward-looking statements are subject to various risks and uncertainties and assumptions. There can be no assurance that any idea or assumption herein is, or will be proven, correct. If one or more of the risks or uncertainties materialize, or if Marcato’s underlying assumptions prove to be incorrect, the actual results may vary materially from outcomes indicated by these statements. Accordingly, forward-looking statements should not be regarded as a representation by Marcato that the future plans, estimates or expectations contemplated will ever be achieved.

Certain statements and information included herein have been sourced from third parties. Marcato does not make any representations regarding the accuracy, completeness or timeliness of such third party statements or information. Except as may be expressly set forth herein, permission to cite such statements or information has neither been sought nor obtained from such third parties. Any such statements or information should not be viewed as an indication of support from such third parties for the views expressed herein.

BACKGROUND TO THIS SOLICITATION

The following is a chronology of material events leading up to this proxy solicitation:

•	On April 14, 2016 and August 5, 2016, Matthew P. Hepler, a Partner at Marcato, held discussions with members of the Company’s Investor Relations team regarding the Company’s business and strategy, including with respect to the Company’s retail strategy, distribution and product mix.

•	On August 17, 2016, following numerous requests by Marcato to schedule a meeting with David Powers, the Company’s Chief Executive Officer, Mick McGuire, Marcato’s founder, and Mr. Hepler met with Mr. Powers. During this meeting, Mr. McGuire and Mr. Hepler provided Marcato’s views on how the Company could optimize stockholder value.

•	On November 9, 2016, Mr. Hepler spoke with Mr. Powers and Tom George, the Company’s Chief Financial Officer, regarding the Company’s financial results for the previous quarter.

•	On February 8, 2017, Marcato filed the Schedule 13D with the Securities and Exchange Commission (the “SEC”) disclosing a 6.0% interest in the Company. In the Schedule 13D, Marcato disclosed, among other things, that it acquired its interest in the Company upon the belief that the Company’s shares are undervalued and are an attractive investment. Marcato further noted in the filing that it intended to engage in discussions with directors and officers of the Company, other stockholders or third parties in connection with Marcato’s investment in the Company and that such discussions may include discussions related to the business, strategies and other matters related to the Company, including options available to enhance stockholder value through various operational initiatives or broader strategic alternatives. These initiatives may include potential sales of, or involving, the Company or certain of the Company’s businesses or assets, increased focus on profitable growth of the Company’s core UGG brand, hiring strategy consultants to implement an efficiency program targeting aggressive physical retail store closures, corporate cost reductions and supply chain efficiencies, recapitalizing the balance sheet to a more appropriate mix of debt and equity, implementing a disciplined capital allocation framework incorporating risk-adjusted returns on invested capital, and aligning Management compensation with improved profit margins, return on invested capital and TSR.

•	On February 21, 2017, Marcato sent a private letter to the Company in which Marcato highlighted the Company’s chronic underperformance, as well as stockholder frustration and fatigue. The letter further noted that such history of underperformance was not the result of one-off events beyond the Company’s control, but was instead attributable to years of strategic, operational and capital allocation missteps, including with respect to failed retail expansion strategy, misguided segment reporting, runaway unallocated corporate expense and poor capital allocation. In the letter, Marcato called upon the Company to conduct a full review of all strategic alternatives, and concluded that, given Marcato’s expectation that the Company would be an attractive target for private equity investors, a sale of the Company would likely offer the best risk-adjusted return for Stockholders.

•	On February 24, 2017, John Gibbons, then Lead Independent Director of the Board, and Angel Martinez, then Chairman of the Board, met with representatives of Marcato to discuss Marcato’s perspectives on the Company.

•	On March 3, 2017 and March 15, 2017, Mr. McGuire spoke with Mr. Gibbons and Mr. Martinez regarding ways to enhance stockholder value.

•	Also on March 27, 2017, Mr. McGuire spoke with Mr. Gibbons and Mr. Martinez pursuant to which Mr. McGuire requested that Marcato and the Company enter into a non-disclosure agreement that could facilitate a more open dialogue between the parties regarding the Company’s strategic and operational plans.

•	On March 31, 2017, representatives of Cadwalader, Wickersham & Taft LLP (“Cadwalader”), legal counsel to Marcato, further discussed the non-disclosure agreement with Tom Garcia, the Company’s Senior Vice President, General Counsel and Compliance Officer, as well as representatives of Wilson Sonsini Goodrich & Rosati (“Wilson Sonsini”), legal counsel to the Company.

•	On April 7, 2017, following an eight day period during which the Company had not provided a response to Marcato’s request that the parties enter into a non-disclosure agreement, Cadwalader sent an initial draft of such non-disclosure agreement to Wilson Sonsini, which provided for, among other things, a term that would expire thirty days following execution of the agreement, and included a commitment by the Company to publicly disclose all material nonpublic information shared with Marcato following expiration of the term.

•	Between April 7, 2017 and April 10, 2017, Mr. McGuire, and Mr. Gibbons exchanged emails pursuant to which Mr. McGuire requested an expedient execution of the non-disclosure agreement, and, upon the request of Mr. Gibbons, explained his views as to how the execution of the non-disclosure agreement would provide a pathway to a dialogue that could help to enhance value for all Stockholders. Mr. Gibbons responded on April 10, 2017, noting that the Board would meet in the middle of that week to review the proposed non-disclosure agreement. Mr. McGuire responded that this timeline did not meet Marcato’s timing expectations.

•	On April 13, 2017, Mr. McGuire, representatives of Cadwalader, Mr. Gibbons, Mr. Garcia and representatives of Wilson Sonsini held a telephonic meeting to discuss the non-disclosure agreement. Mr. Garcia and Mr. Gibbons began the call by noting that, following a telephonic meeting of the Board during which the Board reviewed and discussed the proposed non-disclosure agreement, the Board was open to sharing certain information with Marcato regarding the Company’s efforts to explore ways to enhance stockholder value pursuant to an acceptable non-disclosure agreement. However, the Company proposed that the term of such non-disclosure agreement be extended from thirty days to a period of no less than six months, noting the Company’s concern that a thirty day term would not provide the Company with enough time to evaluate and complete such efforts. Marcato responded that it would not agree to a six month term because, among other reasons, such a term could result in a de facto standstill obligation on the part of Marcato for the 2017 Annual Meeting. A representative of Cadwalader further explained that Marcato did not necessarily expect any such process to be completed by such time, but that the purpose of the non-disclosure agreement would be to provide Marcato with insight and input into the process, and that Marcato would be open to considering an extension of the non-disclosure agreement if it was satisfied with the information it had received from the Company. Furthermore, a representative of Marcato noted that the Company would be in control of any information provided to Marcato, and would therefore only be required to provide information to Marcato that it would be willing to publicly disclose upon the expiration of the non-disclosure agreement. Mr. McGuire concluded the call by proposing that, absent the execution of a non-disclosure agreement, the Company make a public announcement regarding the Company’s plans to optimize stockholder value, including whether the Board was considering potential strategic alternatives or had retained advisors to assist it in doing so.

•	On April 25, 2017, the Company filed a Form 8-K with the SEC announcing that it had initiated a process to review a broad range of strategic alternatives including an “exploration and evaluation of strategic alternatives to enhance stockholder value, which may include a sale or other transaction.”

•	On May 30, 2017, representatives of Cadwalader and representatives of Wilson Sonsini had a conversation in which the representatives of Cadwalader said that they would be requesting from Wilson Sonsini the Company’s director and officer questionnaire and the written representation and agreement, each as required by Section 2.8(D) of Article 2 of the Bylaws (together, the “Director Nomination Materials”).

•	On May 31, 2017, Mr. McGuire expressed to Mr. Gibbons Marcato’s interest in potentially nominating directors to serve on the Board.

•	On June 1, 2017, Cadwalader sent a letter to Wilson Sonsini (the “June 1 Letter”) requesting the Director Nomination Materials.

•	Also on June 1, 2017, Marcato sent a letter to Wilson Sonsini (the “Demand Letter”) requesting certain stockholder list materials pursuant to Section 220 of the Delaware General Corporation Law (“DGCL”).

•	On June 6, 2017, the Company filed a Form 8-K with the SEC announcing that in light of the ongoing process initiated by the Company to review a broad range of strategic alternatives, the Company had determined to hold the 2017 Annual Meeting in the latter half of the fourth calendar quarter of 2017.

•	On June 8, 2017, a representative of Wilson Sonsini sent a letter to representatives of Cadwalader in response to the June 1 Letter and the Demand Letter (the “Response Letter”). In the Response Letter, Wilson Sonsini stated that the Company would provide Marcato with the Director Nomination Materials, as well as certain information requested in the Demand Letter, subject to Marcato entering into a confidentiality agreement, a form of which was provided with the Response Letter, and payment by Marcato of an amount equal to the cost incurred by the Company in connection with furnishing the requested information and materials.

•	On June 13, 2017, a representative of Cadwalader sent a letter to representatives of Wilson Sonsini in response to the Response Letter. In this letter, Cadwalader noted its belief that the confidentiality agreement proposed by Wilson Sonsini was neither customary nor necessary for any legitimate corporate purpose, and attached to the letter a proposed confidentiality agreement that Marcato would be willing to enter into. Cadwalader noted that upon execution of the confidentiality agreement and payment of the amount in respect of the costs associated with furnishing the stockholder list materials, Marcato expected the Company to provide the information requested in the Demand Letter. Cadwalader further noted that the Company did not set forth any basis for its failure to provide the Director Nomination Materials.

•	On June 14, 2017, Wilson Sonsini sent a letter to Cadwalader in which they confirmed that the Company would provide Marcato with the requested materials in the Demand Letter following the receipt of a certified check in an amount to cover the Company’s reasonable costs of providing such materials and Marcato’s execution of the confidentiality agreement that Cadwalader had sent, subject to certain comments proposed by Wilson Sonsini, which were attached to such letter.

•	On June 15, 2017, Wilson Sonsini sent Cadwalader the Director Nomination Materials.

•	On June 21, 2017, Mr. McGuire sent an email to Mr. Gibbons, which attached a letter from Marcato to the Board in which Marcato proposed that the Board appoint as directors of the Company Mr. Hepler and one (1) additional individual that Marcato was prepared to discuss collaboratively with the Board.

•	On June 23, 2017, Mr. Gibbons responded to Mr. McGuire’s email stating, “Thank you for your letter. I have shared it with the board. The board is meeting in the latter half of next week and we will discuss your letter during that meeting.” Mr. McGuire responded that this timeline once again did not meet Marcato’s timing expectations, and requested that the Board move more quickly to respond to Marcato’s proposal.

•

On June 27, 2017, Marcato sent a letter to the Board and issued a press release publicly announcing delivery, and attaching a copy, of such letter. The letter acknowledged the Company’s April 25, 2017 announcement that the Board had initiated a process to review a broad range of strategic alternatives. In the letter, Marcato further noted that given a lack of transparency in the process, along with the Company’s history of strategic, operational and capital allocation missteps, Marcato remained concerned that the Company’s strategic review process conducted under the direction of the current Board and Management may not result in the maximum value for all stockholders. Marcato also noted in the letter that no member of the Board owns a meaningful amount of Common Stock and that the Board did not contain any members with deep professional experience in business valuation or corporate M&A. The letter further noted that, for these reasons, Marcato had previously requested to the Company that it be afforded limited representation on the Company’s Board – a proposal that the Board has refused to take up in a timely fashion – and concluded by providing that, should Deckers’

strategic review process not culminate in a sale of the Company at an attractive value to all stockholders, Marcato would be prepared to seek significant Board change at the Company’s next annual meeting by nominating a slate of director candidates to replace the entire Board. The next day, Marcato filed this letter and press release with the SEC as exhibits to Amendment No. 1 to the Schedule 13D.

•	On July 27, 2017, the Company filed a Form 8-K with the SEC announcing its first quarter fiscal 2018 financial results.

•	On July 28, 2017, representatives of Cadwalader had a conversation with representatives of Wilson Sonsini and Moelis & Company (“Moelis”), the Company’s financial advisor, in which they discussed the possibility of scheduling a meeting between Marcato and representatives of the Company to discuss a potential path forward in the event the sale process was not successful. Representatives of Cadwalader noted that the proposed topics to be discussed at the meeting would include (i) the composition of the Board, (ii) the capital structure of the Company and (iii) the Company’s future operating strategies. Neither the representatives of Wilson Sonsini nor the representatives of Moelis provided any update on the sale process during this conversation.

•	On August 2, 2017, representatives of Wilson Sonsini communicated to representatives of Cadwalader that representatives of the Company would be willing to schedule a meeting with Marcato during the third week of August.

•	On August 3, 2017, representatives of Cadwalader informed representatives of Wilson Sonsini that the proposed timeline for the meeting did not meet Marcato’s expectations, particularly given that proposed meeting date could be after the advance notice deadline for director nominations based on the guidance previously issued by the Company as to the potential timing of the 2017 Annual Meeting. Representatives of Cadwalader instead noted that it planned to deliver a draft settlement agreement to Wilson Sonsini shortly, which draft would reflect Marcato’s views as to acceptable settlement terms with respect to the topics Marcato wished to discuss at the proposed meeting.

•	On August 4, 2017, representatives of Cadwalader delivered a draft settlement agreement to representatives of Wilson Sonsini, which proposed settlement agreement contemplated the addition of Mr. Hepler and a to be determined number of additional individuals to the Board, as well as a public announcement to be made by the Company with respect to certain changes to the Company’s operations and capital structure, such as a recapitalization of the Company’s balance sheet, the implementation of a $500 million share repurchase program, the commencement of a sale process to divest each of the Company’s non-UGG brands, the retention of a reputable consultant to evaluate margin improvement initiatives and the commencement of a search for certain key executive roles.

•	On August 10, 2017, having not received any response to the proposed settlement agreement from the Company or its advisors, Mr. McGuire sent an email to Mr. Gibbons in which he requested confirmation that Wilson Sonsini had received the settlement agreement, and inquired as to the timing of any anticipated response from the Company.

•	Later on August 10, 2017, representatives of Wilson Sonsini requested a call with representatives of Cadwalader to discuss the proposed settlement agreement. On this call, representatives of Wilson Sonsini stated that, given the strategic review process currently being conducted by the Board, the Board believed it to be premature to engage in discussions around settlement terms with Marcato at that time.

•	On September 5, 2017, the Company filed a Form 8-K with the SEC announcing that the 2017 Annual Meeting would be held on December 14, 2017 and that the deadline for stockholder proposals and nomination of candidates to the Board for the 2017 Annual Meeting (the “Advance Notice Deadline”) was September 15, 2017.

Around the time of such filing, representatives of Wilson Sonsini called representatives of Cadwalader to inform Cadwalader that the Company had announced the date of the 2017 Annual Meeting and the

Advance Notice Deadline. The representative of Wilson Sonsini noted that the strategic review process was still ongoing and that there was no update to be provided with respect to the process at that point. The representative of Cadwalader asked if the Company would be willing to engage in settlement discussions prior to the Advance Notice Deadline. The representative of Wilson Sonsini responded that he would follow up with the Company on that point. Neither the Company nor its advisors followed up with Marcato or its advisors prior to the Advance Notice Deadline.

•	On September 13, 2017, Marcato International submitted to the Secretary of the Company its formal notice of intent (the “Notice”) to present a stockholder proposal and nominate candidates for election to the Board, in each case, at the 2017 Annual Meeting. Marcato International submitted a stockholder proposal for consideration at the 2017 Annual Meeting proposing the repeal of each provision of, or amendment to, the Amended and Restated Bylaws adopted by the Board subsequent to May 24, 2016 without the approval of the stockholders of the Company. The Notice stated that, at the 2017 Annual Meeting, Marcato International intended to nominate for election as directors of the Company, (i) Deborah M. Derby, (ii) Kirsten J. Feldman, (iii) Steve Fuller, (iv) Matthew P. Hepler, (v) Robert D. Huth, (vi) Jan Rogers Kniffen, (vii) Mitchell A. Kosh, (viii) Nathaniel J. Lipman, (ix) Michael W. Rayden and (x) Anne Waterman. Marcato believes that the Nominees would bring the fresh perspectives and direct experience needed to establish a strategic plan that creates long-term value for stockholders. Marcato filed the Notice with the SEC as an exhibit to Amendment No. 2 to the Schedule 13D. For more information about the Stockholder Proposal and the Nominees, see the sections entitled “PROPOSAL NO. 1—ELECTION OF NOMINEES” and “PROPOSAL NO. 2—REPEALING OF CERTAIN PROVISIONS OF OR AMENDMENTS TO THE AMENDED AND RESTATED BYLAWS ADOPTED SINCE MAY 24, 2016” of this proxy statement.

•	Also on September 13, 2017, Marcato issued a press release announcing the submission of the Notice to the Company. Attached to the press release was a letter that Marcato concurrently delivered to the Board. The letter expressed Marcato’s disappointment with the Company’s failure to translate its strong, profitable UGG brand into earnings and shareholder value, as well as Marcato’s frustration with the Company’s rejection of recommendations made by numerous shareholders to take corrective strategic action to improve profitability and shareholder value have been consistently ignored. The letter further expressed Marcato’s disappointment with the Board’s unwillingness to explore a settlement process that would involve adding a number of new, highly qualified directors to the Board and adopting an accretive strategic plan for stockholders focused on profitable growth, improved margins and enhanced returns on invested capital. In support of its statements, Marcato noted that Deckers has meaningfully underperformed its proxy peers during the holding period of most current institutional shareholders. Specifically, the letter provided that from January 1, 2011 through intraday February 8, 2017 (the moment before the Schedule 13D filing), the Company had a TSR of negative 44%, as compared to the S&P 500 Apparel, Accessories & Luxury index, which was flat during the same period, and an index comprised of the companies listed as Deckers’ peers in its proxy statement for the 2016 Annual Meeting (excluding Quicksilver due to its having filed for bankruptcy in 2016), which returned 58% during the same period. Marcato further noted that the 19% increase in Deckers’ share price following the Schedule 13D filing is clear evidence that stockholders support change. The letter further provided that Deckers’ return on invested capital declined from 26% in 2011 to 12% in 2016, while operating margins declined from 21% to 9% and SG&A skyrocketed from 29% of revenue to 37% during the same period. As a reflection of reduced investor confidence in the Company, Marcato noted that Deckers’ average EV/NTM EBITDA multiple had declined from approximately 10x in 2011 to below 6x at the time of the Schedule 13D filing.

•	Later on September 13, 2017, the Company filed a Form 8-K with the SEC acknowledging receipt of the Notice.

•	On September 19, 2017, representatives of Wilson Sonsini notified representatives of Cadwalader that the Corporate Governance Committee and the Board would like to interview each of the Nominees on September 26, 2017, and requested the Nominees’ availability for such interviews.

•	On September 21, 2017, a representative of Cadwalader responded to Wilson Sonsini stating that it was Marcato’s view that holding interviews with Marcato’s nominees at such time would be premature, and that such interviews would be most productive if they were conducted in the context of a broader settlement discussion around Board composition and the Company’s operational and strategic plans going forward. The representative of Cadwalader highlighted the Company’s unwillingness to engage with Marcato on these topics to date, and Marcato’s concern that without such engagement, Marcato would be left to wonder whether its Nominees would be considered in good faith by the Company’s Board or if the interviews were being requested merely for public relations and record building purposes. The response reiterated Marcato’s willingness to discuss a negotiated settlement of the proxy contest should the Company wish to engage in such discussions.

•	On the evening of September 28, 2017, representatives of Wilson Sonsini notified representatives of Cadwalader that the Company would like to schedule a meeting among representatives of Marcato and Marcato’s advisors and representatives of the Company and the Company’s advisors in San Francisco, California for the upcoming week of October 2, 2017.

•	On September 29, 2017, representatives of Cadwalader informed Wilson Sonsini that the proposed timeline for an in-person meeting on such short notice would not be feasible for Marcato. Representatives of Cadwalader instead proposed that the parties forego an in-person meeting and schedule a call to commence discussions immediately.

•	Later on September 29, 2017, the Company and Marcato agreed to schedule a call for Monday, October 2, 2017, on which the Company would be prepared to put forth a proposal for a possible resolution and negotiated settlement of the proxy contest.

•	On October 2, 2017, Mr. McGuire, Mr. Hepler, representatives of Cadwalader, Mr. Gibbons, Mr. Garcia, representatives of Moelis and representatives of Wilson Sonsini held a telephonic meeting. On this call, Mr. Gibbons noted that the Board would consider (i) an expansion of the Board to add two new mutually agreed upon, independent directors to the Board and (ii) strategies for optimizing the Company’s capital structure and returning capital to stockholders. Mr. Gibbons further noted that the Company would prefer to come to a negotiated resolution of the proxy contest as soon as possible, highlighting the Company’s concerns about engaging in a proxy contest during the Company’s critical winter shopping season, which is historically the Company’s most active. Mr. McGuire responded that the Company’s proposal was not sufficient, particularly in light of the limited Board representation being offered to Marcato and the lack of any meaningful progress with respect to the Company’s strategic review process or operational and margin improvement initiatives. Mr. McGuire concluded that, like the Company, Marcato would prefer a negotiated settlement of the proxy contest in advance of a vote at the 2017 Annual Meeting and encouraged the Board to consider more significant changes to the composition of the Board. Mr. Gibbons responded that he would communicate these points to the Board.

•	Later on October 2, 2017, representatives of Cadwalader, on behalf of Marcato, sent a letter to the Board (the “October 2 Letter”). In the letter, Marcato acknowledged that should all ten (10) individuals nominated by Marcato be elected at the 2017 Annual Meeting, the entire Board would be replaced, including the board seat currently held by Mr. Powers. The letter further noted, however, that Marcato’s decision to nominate a full slate that excludes Mr. Powers did not reflect any desire or intention to seek immediate replacement or removal of Mr. Powers as CEO or a director of the Company, but instead was a result of SEC regulations that prohibited Marcato from including Mr. Powers on its proxy card without Mr. Powers’ cooperation. Accordingly, Marcato proposed a process that would allow stockholders to vote on its proxy card for Marcato’s full slate of nominees, while also retaining Mr. Powers as a director on the new Board. To facilitate this proposal, Marcato requested that the Company promptly take all necessary actions to increase the size of the Board to eleven (11) directors, not fill the vacant seat and facilitate receipt of Mr. Powers’ consent to be included as a nominee in Marcato’s proxy statement and on Marcato’s proxy card. The full text of the October 2 Letter follows:

Dear Members of the Board of Directors,

As you know, on September 13, 2017, Marcato International Master Fund Ltd. (“Marcato,” “we” or us”) submitted its formal notice of intent (the “Notice”) to nominate a full slate of ten new and highly qualified director candidates for election to the board of directors (the “Board”) of Deckers Outdoor Corporation (“Deckers” or the “Company”) at the 2017 annual meeting of stockholders of the Company (the “2017 Annual Meeting”). Our candidates offer a unique set of skills and perspectives directly relevant to the Company’s business and current challenges, including relevant retail, apparel and capital markets experience necessary to implement a strategic plan that will generate substantial value for the Company and its stockholders.

If all ten individuals nominated by Marcato are elected at the 2017 Annual Meeting, the entire Board will be replaced, including the board seat currently held by the Company’s CEO, Mr. David Powers. However, we would like to make clear that our decision to nominate a full slate that excludes Mr. Powers does not reflect our desire or intention to seek immediate replacement or removal of Mr. Powers as CEO and a director of the Company. Indeed, if we were permitted to do so, we would have included Mr. Powers on our proxy card in addition to our nominees. However, SEC regulations prohibit us from designing our proxies in this manner without the cooperation of Mr. Powers and the Company. Accordingly, we would propose a process that would allow the stockholders to vote on our proxy card for our full slate of nominees, while also retaining Mr. Powers as a director on the new Board. To facilitate this proposal, we request that the Company promptly take all three of the following steps:

1.	Amend Bylaws to Increase the Maximum Number of Authorized Directors: The Board would take immediate action to amend the Company’s Amended and Restated Bylaws to increase the maximum number of authorized directors from ten (10) to eleven (11);

2.	Expand Board Size: The Board would act to increase the size of the Board to eleven (11) directors, but would not fill the vacant seat; and

3.	Facilitate Receipt of Mr. Powers’ Consent to be Included on Marcato’s Proxy Card: The Company would cooperate with Marcato to seek, and facilitate receipt of, consent from Mr. Powers to be included as a nominee in Marcato’s proxy statement and on Marcato’s proxy card.

This approach will provide for some board and management continuity following the election. This approach will further allow the new Board, once elected, to assess the Company’s leadership on a going forward basis in conjunction with its evaluation of the operational and strategic direction of the business. In our view, this approach would constitute a good corporate governance practice by providing stockholders with the flexibility to make a meaningful decision with respect to the future composition of the Board.

We await your prompt response and are prepared to work collaboratively with the Company to implement this proposal.

Sincerely,

Mick McGuire

•	On October 3, 2017, Marcato sent a letter to the Board highlighting Marcato’s concerns that, should the result of the election of directors at the 2017 Annual Meeting be that Marcato’s nominees constitute a majority of the Board, their appointment could trigger certain change in control provisions under the Company’s compensation plans unless such nominees have been approved by the current Board in advance of such election (the “October 3 Letter”). Accordingly, in order to maintain a level playing field, and to allow stockholders to make their voting decisions based solely on the merits, the letter requested written confirmation from the Company that, prior to the 2017 Annual Meeting, the Board would take all necessary steps to use its discretionary authority under such compensation plans to certify Marcato’s nominees as “continuing directors” such that the change in control provisions would not be triggered by the election of Marcato’s nominees as described further under the section entitled “CERTAIN EFFECTS OF THIS SOLICITATION” of this proxy statement. Marcato further noted its concern that failure to provide such approval would constitute a breach of the Board’s fiduciary duties under Delaware law as described further under the section entitled “LITIGATION IN CONNECTION WITH THIS SOLICITATION” of this proxy statement. The full text of the October 3 Letter follows:

Dear Members of the Board of Directors,

As you know, on September 13, 2017, Marcato International Master Fund Ltd. (“Marcato,” “we,” “us” or “our”) submitted a formal notice of intent to nominate ten candidates (the “Nominees”) to stand for election to the Board of Directors (the “Board”) of Deckers Outdoor Corporation (the “Company”) at the Company’s 2017 Annual Meeting (the “Annual Meeting”). Based on our review of publicly available documents filed with the Securities and Exchange Commission, we understand that if the result of the election of directors at the Annual Meeting is that the Nominees will constitute a majority of the Board, without such Nominees being approved by the current Board in advance of such election, their appointment will be considered a “Change in Control” or a “Corporate Transaction” under the applicable provisions (the “Change in Control Provisions”) of certain of the Company’s compensation plans, including: (i) the 2015 Stock Incentive Plan, adopted on June 26, 2015 (the “2015 Plan”), (ii) the 2006 Equity Incentive Plan, as most recently amended on May 9, 2007 (the “2006 Plan”), and (iii) the Amended and Restated Deferred Compensation Plan, adopted on December 14, 2010 (the “Deferred Compensation Plan,” and, together with the 2015 Plan and the 2006 Plan, the “Plans”).

We further understand that certain of the awards and account balances outstanding under the Plans contain “single-trigger” Change in Control Provisions. Under these provisions, the election of Marcato’s nominees, if not previously approved by the Board, would result in the accelerated vesting of certain equity awards issued under the 2015 Plan and the 2006 Plan and the immediate payment of deferred compensation account balances under the Deferred Compensation Plan. Triggering these Change in Control provisions would result in a significant cost to the Company and an immediate windfall for its current executives. Including this type of “single-trigger” provision in executive compensation arrangements is not best practice from a governance perspective, and public company boards have been increasingly reluctant to implement these provisions over the last five years. Certain other Change in Control Provisions contain a “double trigger” and would result in accelerated vesting or payments if the applicable executive is terminated within a certain time period after a majority of unapproved directors are elected to serve on the Board. It appears that the Company’s most recent equity awards issued under the 2015 Plan have been amended to now contain “double-trigger” Change in Control Provisions.

In any event, Marcato believes that any change in control payment payable on account of the election of its Nominees, whether based on a “single-trigger” or a “double-trigger” Change in Control Provision, would be inappropriate in this context. The existence of these payments will, by definition, create an imbalance in the playing field with respect to the election of directors, and thus harm the stockholders’ inalienable right to elect directors based on their views as to which directors will most benefit the long-term interests of the Company. Under the discretionary authority delegated to the Board by each of the Plans, the current Board has the ability to facilitate the exercise of the stockholder franchise, while preventing these negative effects, by certifying the Nominees as “continuing directors” prior to the Annual Meeting. Approving the Nominees as continuing directors would allow the stockholders of the Company to elect the most qualified directors on the merits, without being influenced by the significant payments that the Company would be obligated to pay to incumbent executives if the Change in Control Provisions are triggered. In fact, Delaware courts have held that the failure to provide such an approval would constitute a breach of the Board’s duty of loyalty, for which indemnification and D&O insurance are not available, subjecting the Company’s directors to substantial personal liability. While the Board may of course believe its nominees to be preferable to those of Marcato’s, there can be no debate as to the integrity and qualifications of Marcato’s Nominees and there would be no scenario in which the Board could reasonably determine that the Nominees, if elected in a fair election, present a substantial risk to the Company.

Given the foregoing, we hereby request that you confirm to us in writing by October 10, 2017 that prior to the Annual Meeting the Board will take all necessary steps to use its discretionary authority under the Plans, and any other plan or arrangement of the Company that contains similar provisions, to certify the Nominees as “continuing directors” such that the Change in Control Provisions will not be triggered by the election of the Nominees to serve on the Board.

We look forward to your prompt response.

Sincerely,

Mick McGuire

•	On October 4, 2017, Mr. McGuire delivered a presentation at the Sohn San Francisco Investment Conference, which set forth Marcato’s proposals for operational and capital structure improvements, as well as share price optimization. The presentation was publicly disclosed by Marcato on a Schedule 14A filed by Marcato with the SEC on October 5, 2017.

•	On October 5, 2017, representatives of Wilson Sonsini, Mr. Garcia and representatives of Cadwalader held a telephonic meeting. On this call, representatives of Wilson Sonsini noted that following a Board meeting held on the prior day, the Board was now willing to consider an expansion of the Board to add three (3) new mutually agreed upon, independent directors to the Board, including a representative of Marcato, in addition to strategies for optimizing the Company’s capital structure and returning capital to stockholders.

•	Later on October 5, 2017, representatives of Cadwalader called a representative of Wilson Sonsini to inform Wilson Sonsini that Marcato did not accept the Company’s revised settlement proposal, noting that the Company’s proposal regarding Board composition fell short of the substantial change that Marcato believes is necessary at the Board level.

•

On October 6, 2017, Marcato sent a letter (the “October 6 Letter”) to the Board highlighting Marcato’s concerns regarding the fact that the Board had deferred the Company’s annual meeting until December 14, 2017, which date is more than fifteen months since the Company’s last annual meeting held on September 12, 2016 and represents the first time in the Company’s 24-year history as a public company that it scheduled its annual meeting in the fourth quarter of the calendar year. Marcato further noted that this delayed timing ran contrary to Delaware law, which requires the Company to conduct an annual meeting no more than thirteen months since the previous meeting. The letter further expressed Marcato’s concerns that the Board may seek to further delay the annual meeting, particularly in light of recent statements made by the Chairman of the Board to Marcato expressing concerns about engaging in a proxy contest during the Company’s winter shopping season. Accordingly, Marcato requested that the Company confirm to Marcato that the 2017 annual meeting would be held on December 14, 2017 without any further adjournment or postponement. The full text of the October 6 Letter follows:

Dear Members of the Board of Directors,

As you know, Marcato Capital Management LP (“Marcato,” “we,” “us” or “our”) beneficially owns approximately 6.1% of the outstanding shares of common stock of Deckers Outdoor Corporation (the “Company”).

We have previously communicated our concerns about the Company’s business strategy, share price underperformance, and shareholders’ lack of confidence in the Company’s Board of Directors (the “Board”) and management team. While we appreciate that the Board initiated a strategic review process in April 2017, we remain concerned that the Company has missed opportunities to maximize shareholder value through that process. During this period, the Board has rejected numerous attempts to discuss our ideas to enhance shareholder value, including our suggestions aimed at developing a strategy focused on profitable growth while improving margins and returns on invested capital. Accordingly, on September 13, 2017, Marcato nominated ten highly qualified candidates for election to the Board at the Company’s 2017 annual meeting of stockholders. We believe that our nominees have the experience and qualifications to pursue the numerous revenue, expense, and strategic opportunities at the Company that will enable the highest return for stockholders.

In light of this background, we are greatly concerned that the Board has deferred the Company’s annual meeting until December 14, 2017, more than fifteen months since the Company’s last annual meeting on September 12, 2016. We are also concerned that the Board may seek to further delay the meeting, particularly in light of recent statements made by the Chairman of the Board to Marcato expressing concerns about engaging in a proxy contest during the winter shopping season, which is historically the Company’s most active. But this is a situation of the Company’s own making. Putting aside that there is no legitimate reason to delay holding the annual meeting, the timing also is contrary to Delaware law, which requires the Company to conduct an annual meeting no more than thirteen months since the previous meeting. 8 Del. C. § 211.

We believe the Company’s shareholders should have the opportunity to vote for directors of their choosing without additional delays. Therefore, we request that you provide written confirmation that the Company will hold its 2017 annual meeting on December 14, 2017 without further adjournment or postponement.

Sincerely,

Mick McGuire

•	Also on October 6, 2017, the Company filed with the SEC a preliminary proxy statement in connection with the 2017 Annual Meeting.

•	On October 10, 2017, a representative of Wilson Sonsini sent the following email to representatives of Cadwalader:

The Board of Directors of Deckers Outdoor Corporation is in receipt of Marcato’s letters dated October 2, 2017, October 3, 2017, and October 6, 2017. The Board is continuing to consider Marcato’s positions and will provide a formal response early next week.

With respect to the October 6 letter, we note that Deckers has made several public statements that evidence its intent to hold the annual meeting on December 14.

Please share this response with Marcato.

•	On October 11, 2017, Marcato filed with the SEC a preliminary proxy statement in connection with the 2017 Annual Meeting.

•	On October 18, 2017, Marcato filed Amendment No. 3 to the Schedule 13D with the SEC disclosing an 8.4% interest in the Company.

•	Also on October 18, 2017, Wilson Sonsini, on behalf of the Board, sent a letter to Marcato (the “Response Letter”) responding to the October 2 Letter, the October 3 Letter and the October 6 Letter (collectively the “Marcato Letters”). In this response, the Board rejected each of the requests made by Marcato in the Marcato Letters. Specifically, with respect to the proposal set forth by Marcato in the October 2 Letter requesting that the Company facilitate inclusion of Mr. Powers in Marcato’s proxy statement and on Marcato’s proxy card, the Board, without explanation, stated that it did not believe that taking such a step was in the best interests of the Company and its stockholders. With respect to the October 3 Letter, the Board, again without explanation, noted that it did not believe that taking action to certify the Nominees as “continuing directors” was in the best interests of the Company and its stockholders. With respect to the October 6 Letter, the Board would not confirm that it would hold the 2017 Annual Meeting on December 14, 2017, instead noting that there are “numerous instances” in which the Board may seek to “change the date or time of the Annual Meeting.” The full text of the Response Letter is below:

Dear Mr. McGuire:

The Board of Directors (the “Board”) of Deckers Outdoor Corporation (the “Company”) is in receipt of your letters dated October 2, 2017, October 3, 2017, and October 6, 2017. The Board has asked us to provide you with this response.

Letter of October 2, 2017

In its letter of October 2, 2017 (the “October 2 Letter”), Marcato International Master Fund Ltd. (“MIMF”) requests the Board to, among other things, (1) increase the number of authorized directors to 11; (2) create a vacancy on the Board; and (3) facilitate the receipt of a consent from David Powers, the Company’s Chief Executive Officer, to being included as a nominee on MIMF’s proxy card. The October 2 Letter claims that this approach would constitute “good governance” and would allow Mr. Powers to be retained “as a director on the new Board” should he not be reelected at the Company’s 2017 Annual Meeting of Stockholders (the “Annual Meeting”).

After considering MIMF’s request, the Board does not believe that taking the actions requested in the October 2 Letter are in the best interests of the Company and its stockholders. The Board believes that it is inappropriate for MIMF to suggest that it is somehow the Company’s obligation to solve a problem entirely of MIMF’s creation. The outcome that MIMF seeks—the retention of Mr. Powers as a director—can be accomplished through a simple statement from MIMF and its director nominees. This statement would be a public commitment that MIMF and such nominees would take all action in their power to reappoint Mr. Powers as a director if he were not reelected at the Annual Meeting.

Letter of October 3, 2017

In its letter of October 3, 2017 (the “October 3 Letter”), MIMF requests that the Board, among other things, take action to certifying MIMF’s director nominees as “continuing directors” for purposes of certain of the Company’s material agreements. The October 3 Letter claims that this action would solve a purported imbalance in the playing field at the Annual Meeting and allow stockholders to vote without regard to the consequences of MIMF’s efforts to replace a majority of the members of the Board.

After considering MIMF’s request, the Board does not believe that taking the actions requested in the October 3 Letter—to the extent that it is able to do so—are in the best interests of the Company and its stockholders. As with the October 2 Letter, the Board is mystified at MIMF’s suggestion that it is somehow the Company’s obligation to solve a problem entirely of MIMF’s creation. The October 3 Letter is correct that there are consequences under certain of the

Company’s material contracts (all of which pre-date MIMF’s investment in the Company) in the event of an unapproved change in the composition of a majority of the members of the Board. These consequences were fully understood by the Board at the time that these contracts were entered into. These consequences remain understood by the Board today. The Board is confident that its actions—in entering into these contracts and in not acceding to MIMF’s request in the October 3 Letter—are comfortably within the bounds of the Board’s fiduciary obligations and the proper exercise of the business judgment rule.

The Company urges MIMF to be transparent about the implications of its proxy fight when communicating with the Company’s stockholders. Stockholders are entitled to know, with precision, the consequences of the election of a majority of MIMF’s nominees. It is noted that the preliminary proxy statement filed by MIMF and certain of its affiliates contains no discussion of these implications. The Company will take all action necessary to ensure that stockholders and the Securities and Exchange Commission are aware of these consequences.

Letter of October 6, 2017

In its letter of October 6, 2017, Marcato Capital Management LP (“MCM”) requests that the Board, among other things, sign a confirmation that it will hold the Annual Meeting on December 14, 2017, without further adjournment or postponement.

After considering MCM’s request, the Board is not able to, and will not, make such a commitment. The Company has now announced on multiple occasions that it intends to hold the Annual Meeting on December 14, 2017. However, there are numerous instances where the Board, in the exercise of its fiduciary duties, may determine that it is in the best interests of the Company and its stockholders to change the date or time of the Annual Meeting. The Board must remain free to act in the manner that it believes best serves the Company and its stockholders.

Please let us know if you have any questions concerning this letter.

•	On October 19, 2017, the Company filed with the SEC amendment no. 1 to its preliminary proxy statement.

•	On October 23, 2017, Marcato filed a complaint in the Court of Chancery of the State of Delaware, that named the Company and each member of the Board as defendants. The complaint alleges that each member of the Board has breached their fiduciary duties by (i) refusing to approve the Nominees as “continuing directors” under certain of the Company’s compensation arrangements prior to the 2017 Annual Meeting, (ii) knowingly causing the Company to file with the SEC a preliminary proxy statement containing false and misleading statements and material omissions regarding the change in control provisions in the Company’s compensation arrangements and the Company’s Second Amended and Restated Credit Agreement (the “Credit Agreement”) and the Company’s application thereof as they relate to the proxy contest with Marcato and (iii) refusing to nominate the Nominees so as to disable a provision in the Credit Agreement that provides for accelerated payment of all amounts outstanding under the agreement upon a change in the composition of the majority of the Board if, upon such change, a majority of seats are held by individuals who are neither (X) nominated by the Board nor (Y) appointed by directors so nominated. The complaint further alleges that the Company unlawfully deferred the 2017 Annual Meeting until December 14, 2017, more than fifteen months since the Company’s last annual meeting held on September 12, 2016, in violation of Section 211(c) of the DGCL.

In the complaint, Marcato requested that the Court enter an order that, among other things, (i) declares each member of the Board in breach of their fiduciary duties for (X) refusing to approve the Nominees as “continuing directors” and nominate the Nominees and (Y) causing the Company to file with the SEC a false and misleading preliminary proxy statement, (ii) requires the Company to fully disclose all material information related to the change in control provisions in the Company’s compensation arrangements, (iii) requires the Board to approve the Nominees as “continuing directors” and nominate the Nominees in advance of the 2017 Annual Meeting and (iv) declares the change in control provisions under the compensation arrangements and the Credit Agreement unenforceable to the extent that the Board lacks the discretion to approve and nominate the Nominees. Marcato further requested that the Court enter an order declaring that the Company must hold its annual meeting on December 14, 2017, without further adjournment or postponement. Marcato has requested that the Court grant expedited discovery and set this matter for an expedited two-day trial commencing on or before December 7, 2017.

•	Also on October 23, 2017, Marcato filed with the SEC amendment no. 1 to its preliminary proxy statement.

•	On October 24, 2017, the Company filed a Form 8-K with the SEC announcing that Mr. Martinez had retired as a member of the Board. The Company also announced that it had amended and restated the Bylaws to decrease the authorized number of directors on the Board to nine (9), and that in connection with such amendment, the Board had fixed the size of the Board at nine (9) directors.

•	On October 26, 2017, the Company announced that it had completed its sale process during which it undertook to evaluate potential interest in an acquisition of the Company, and that such process did not result in a transaction. The Company further announced that the Board approved a new plan to repurchase up to $335 million of Common Stock, in addition to the $65 million remaining under the Board’s prior authorization.

•	On October 31, 2017, the Company filed with the SEC amendment no. 2 to its preliminary proxy statement.

•	Also on October 31, 2017, Marcato International submitted to the Secretary of the Company an update and supplement to the Notice (the “Update and Supplement”). The Update and Supplement notified the Company that in light of the changes announced in the Company’s Form 8-K filed on October 24, 2017, Marcato International had elected to reduce the size of its slate from ten (10) nominees to nine (9) nominees and withdrew its nomination of Michael W. Rayden as a Nominee. Also on October 31, 2017, Marcato filed with the SEC Amendment No. 5 to the Schedule 13D, in which it disclosed Marcato’s withdrawal of Mr. Rayden as a Nominee and attached the Update and Supplement as an exhibit.

•	On November 1, 2017, Marcato filed with the SEC amendment no. 2 to its preliminary proxy statement.

REASONS FOR THIS SOLICITATION

We believe that significant changes are necessary for the Company to achieve its full potential and that these changes must begin at the Board level. The Board appears to lack awareness of and concern for the issues plaguing the Company. The current Board has presided over an extended period of poor stock price performance, operating performance and corporate governance without implementing corrective action. Recommendations made by numerous Stockholders to take corrective strategic action to improve profitability and stockholder value have consistently not been implemented by the Board. While Deckers has enjoyed a strong, profitable brand with UGG, the Company has failed to translate this brand strength into growth in earnings and stockholder value. To that end, we have nominated nine highly qualified nominees with relevant financial and industry experience who we believe would inform and improve the Board’s decision-making process. Our director nominees are committed to identifying opportunities to deliver enhanced value.

We strongly believe in the substantial potential of Deckers. However, we also believe that for Deckers to achieve its full potential, the Company must improve its performance in critical business areas. We have identified the following opportunities to enhance stockholder value:

•	Potential sales of, or involving, the Company or certain of the Company’s businesses or assets;

•	Increased focus on profitable growth of the Company’s core UGG brand;

•	Hire strategy consultants to implement an efficiency program targeting aggressive physical retail closures, corporate cost reductions and supply chain efficiencies;

•	Recapitalize balance sheet to a more appropriate mix of debt and equity;

•	Implement a disciplined capital allocation framework incorporating risk-adjusted returns on invested capital; and

•	Align Management compensation with improved profit margins, return on invested capital and TSR.

For months, we have sought to engage in constructive dialogue with Deckers to address the Company’s deficiencies and discuss opportunities for significant value creation. Unfortunately, the Company has been unwilling to agree with us on terms that will help create value for all Stockholders. If elected, the Nominees will be intensely focused on reinvigorating the Deckers brand, recapturing neglected operating margin opportunities, establishing a sound capital allocation framework, reducing the physical retail store footprint and realigning Management incentives for the benefit of employees, customers and Stockholders.

CERTAIN EFFECTS OF THIS SOLICITATION

If Marcato is successful in electing at least five (5) Nominees at the 2017 Annual Meeting, then a “change in control” would occur under certain of the Company’s compensation arrangements. Based on a review of the Company’s publicly-filed material agreements and the Company’s proxy statement for the 2017 Annual Meeting, such a change in control will trigger accelerated vesting of certain payments under the following agreements:

•	Under the Company’s 2006 Equity Incentive Plan, if a “change in control” occurs, then certain equity awards granted under this plan that are unvested will automatically accelerate and become exercisable. According to the Company’s proxy statement for the 2017 Annual Meeting, as of September 30, 2017, up to 36,349 shares of the Company’s Common Stock subject to outstanding equity awards granted under this plan could immediately accelerate and become exercisable upon a change in control (with the total number of shares issuable subject to reduction due to any “net settlement” of the awards). If this were to occur, the Company stated that it would recognize a stock-based compensation expense of $333,653. The Company has indicated that all calculations assume the achievement of any performance-based awards at 88.9% of target.

•	Under the Company’s Amended and Restated Deferred Compensation Plan, if a “change in control” occurs, then all account balances under this plan become immediately payable to the participants in a lump sum. According to the Company’s proxy statement for the 2017 Annual Meeting, as of October 6, 2017, the aggregate value of the amounts potentially payable to the participants is $4,168,924. The Company’s proxy statement for the 2017 Annual Meeting states that these amounts have been set aside in a rabbi trust.

•	Under the Company’s 2015 Stock Incentive Plan, if a “corporate transaction” occurs (which is equivalent to a “change in control” as described above), then certain equity awards granted under this plan that are unvested will automatically accelerate and become exercisable. According to the Company’s proxy statement for the 2017 Annual Meeting, as of September 30, 2017, up to 454,195 shares of the Company’s Common Stock subject to outstanding equity awards granted under this plan could immediately accelerate and become exercisable upon a change in control (with the total number of shares issuable subject to reduction due to any “net settlement” of the awards). If this were to occur, the Company stated that it would recognize a stock-based compensation expense of $13,882,948. The Company has indicated that all calculations assume the achievement of any performance-based awards at 100% of target.

•	Certain other equity awards granted under the 2015 Stock Incentive Plan in fiscal year 2018 are double-trigger, meaning that a “corporate transaction” would not result in the acceleration of such awards in and of itself. Rather, these awards would be subject to accelerated vesting if, as result of the “corporate transaction,” the Company does not provide for these awards to continue, or, even if such continuance is provided for, termination of the executive without cause or a constructive termination occurs within 12 or 24 months after the “corporate transaction.” The Company’s proxy statement for the 2017 Annual Meeting states that 389,463 shares of the Company’s Common Stock are subject to awards containing these double-trigger provisions (with the total number of shares issuable subject to reduction due to any “net settlement” of the awards). If all of these awards were to accelerate and become exerciseable, the Company stated that this would result in a stock-based compensation expense of $15,462,394. The Company has indicated that all calculations assume the achievement of any performance-based awards at 100% of target.

•	Under the Credit Agreement, a “change in control” would constitute an event of default under this agreement and entitle the lenders to demand immediate repayment of any amounts outstanding. According to the Company’s proxy statement for the 2017 Annual Meeting, as of September 30, 2017, the Company had $103,549,010 outstanding under this agreement.

The Board has the discretionary authority to approve the Nominees as “continuing directors” under each of the compensation arrangements discussed above prior to the 2017 Annual Meeting. If the Board was to exercise such discretionary authority, the equity award acceleration and accelerated payments under these compensation arrangements would not occur. According to the Company’s proxy statement for the 2017 Annual Meeting, the Company does not have such discretionary authority with respect to the Credit Agreement.

If the Board does not exercise its discretionary authority to approve the Nominees as “continuing directors” and the Nominees are elected at the 2017 Annual Meeting, according to the Company’s proxy statement for the 2017 Annual Meeting, in the aggregate, this could result in the automatic accelerated vesting of 490,544 shares of the Company’s common stock, $14,216,600 in automatic stock-based compensation expense for single-trigger awards and $4,168,924 in immediate payments. Furthermore, if the double-trigger provisions of the equity awards from fiscal year 2018 are triggered, this would result in the accelerated vesting of up to an additional 389,463 shares of the Company’s Common Stock and potential stock-based compensation expense of up to an additional $15,462,394. These amounts do not take into account any additional equity awards the Company may need to grant to retain executives as a result of the accelerated vesting.

On October 3, 2017, Marcato sent a letter to the Board highlighting Marcato’s concerns that, should the result of the election of directors at the 2017 Annual Meeting be that the Nominees constitute a majority of the Board, their appointment could trigger certain change in control provisions under certain of the Company’s compensation arrangements unless such nominees have been approved by the Board in advance of such election. The letter requested written confirmation of the Company that, prior to the 2017 Annual Meeting, the Board would take all necessary steps to use its discretionary authority to approve the Nominees as “continuing directors.”

On October 18, 2017, the Board replied to Marcato’s letter stating, without any basis for such determination, that it fully understands the consequences under the compensation plans in the event of an unapproved change in a majority of the Board and does not believe that taking the actions requested by Marcato is in the best interests of the Company and its stockholders.

On October 23, 2017, Marcato filed a complaint in the Court of Chancery of the State of Delaware, that named the Company and each member of the Board as defendants. The complaint alleges, among other things, that each member of the Board has breached their fiduciary duties by (i) refusing to approve the Nominees as “continuing directors” under the aforementioned compensation arrangements prior to the 2017 Annual Meeting, (ii) knowingly causing the Company to file with the SEC a preliminary proxy statement containing false and misleading statements and material omissions regarding the change in control provisions in the Company’s compensation arrangements and the Credit Agreement and the Company’s application thereof as they relate to the proxy contest with Marcato and (iii) refusing to nominate the Nominees so as to disable a provision in the Credit Agreement that provides for accelerated payment of all amounts outstanding under the agreement upon a change in the composition of the majority of the Board if, upon such change, a majority of seats are held by individuals who are neither (X) nominated by the Board nor (Y) appointed by directors so nominated.

In the complaint, Marcato requested that the Court enter an order that, among other things, (i) declares each member of the Board in breach of their fiduciary duties for (X) refusing to approve the Nominees as “continuing directors” and nominate the Nominees and (Y) causing the Company to file with the SEC a false and misleading preliminary proxy statement, (ii) requires the Company to fully disclose all material information related to the change in control provisions in the Company’s compensation arrangements, (iii) requires the Board to approve the Nominees as “continuing directors” and nominate the Nominees in advance of the 2017 Annual Meeting and (iv) declares the change in control provisions under the compensation arrangements and the Credit Agreement unenforceable to the extent that the Board lacks the discretion to approve and nominate the Nominees. Marcato further requested that the Court grant expedited discovery and set this matter for an expedited two-day trial commencing on or before December 7, 2017.

Based on Marcato’s review of the Company’s publicly-filed form severance agreement, the election of a majority of the Nominees would not result in a “change in control” under that agreement and, accordingly, no severance amounts would be payable to an executive who has entered into this agreement solely as a result of the election of a majority of the Nominees. This, however, has no impact on the accelerated vesting and accelerated payments described above.

LITIGATION IN CONNECTION WITH THIS SOLICITATION

On October 23, 2017, Marcato filed a complaint in the Court of Chancery of the State of Delaware, that named the Company and each member of the Board as defendants. The complaint alleges that each member of the Board has breached their fiduciary duties by (i) refusing to approve the Nominees as “continuing directors” under certain of the Company’s compensation arrangements prior to the 2017 Annual Meeting, (ii) knowingly causing the Company to file with the SEC a preliminary proxy statement containing false and misleading statements and material omissions regarding the change in control provisions in the Company’s compensation arrangements and the Credit Agreement and the Company’s application thereof as they relate to the proxy contest with Marcato and (iii) refusing to nominate the Nominees so as to disable a provision in the Credit Agreement that provides for accelerated payment of all amounts outstanding under the agreement upon a change in the composition of the majority of the Board if, upon such change, a majority of seats are held by individuals who are neither (X) nominated by the Board nor (Y) appointed by directors so nominated. The complaint further alleges that the Company unlawfully deferred the 2017 Annual Meeting until December 14, 2017, more than fifteen months since the Company’s last annual meeting held on September 12, 2016, in violation of Section 211(c) of the DGCL.

In the complaint, Marcato requested that the Court enter an order that, among other things, (i) declares each member of the Board in breach of their fiduciary duties for (X) refusing to approve the Nominees as “continuing directors” and nominate the Nominees and (Y) causing the Company to file with the SEC a false and misleading preliminary proxy statement, (ii) requires the Company to fully disclose all material information related to the change in control provisions in the Company’s compensation arrangements, (iii) requires the Board to approve the Nominees as “continuing directors” and nominate the Nominees in advance of the 2017 Annual Meeting and (iv) declares the change in control provisions under the compensation arrangements and the Credit Agreement unenforceable to the extent that the Board lacks the discretion to approve and nominate the Nominees. Marcato further requested that the Court enter an order declaring that the Company must hold its annual meeting on December 14, 2017, without further adjournment or postponement. In response to Marcato’s motion, which the defendants did not oppose, the Court scheduled trial to commence on December 5, 2017 on Marcato’s claims, with expedited discovery to occur in the period before trial.

Decisions by Delaware courts support Marcato’s view that a Board’s refusal to defuse acceleration provisions in credit and employment agreements is coercive and is a breach of the Board’s fiduciary duties unless the Board has identified a “specific and substantial risk to the corporation . . . posed by the rival slate.” At least one Delaware court has determined that a dissident slate poses a substantial risk to the corporation only if “the rival candidates lacked ethical integrity, fell within the category of known looters, or made a specific determination that the rival candidates proposed a program that would have demonstrably material adverse effects for the [corporation].” Marcato has provided substantial materials related to the Nominees to the Company, and the Board has not identified any basis to suggest that the Nominees present a substantial risk to the company, let alone any facts that would support a determination that the nominees lack adequate credentials, character or integrity, or constitute “known looters.” Furthermore, Marcato, having extensively vetted each of the Nominees’ background experience and qualifications, has not identified any facts or information that would lead it to believe that the Nominees possess any of these requisite characteristics for refusing approval of the Nominees for purposes of the Company’s compensation arrangements and the Credit Agreement.

Additionally, to the extent that the Board lacks discretion to defuse acceleration provisions, such provisions would constitute “dead hand” proxy puts, which Delaware courts have closely scrutinized as unenforceable and antithetical to public policy.

QUESTIONS AND ANSWERS RELATING TO THIS SOLICITATION

The following are some of the questions you may have as a Stockholder, as well as the answers to those questions. The following is not a substitute for the information contained in this proxy statement, and the information contained below is qualified in its entirety by the more detailed descriptions and explanations contained elsewhere in this proxy statement. We urge you to read this proxy statement carefully and in its entirety.

Who is making this solicitation?

The solicitation for election of the Nominees and the other proposals described in this proxy statement at the 2017 Annual Meeting is being made by Marcato and the Nominees. For more information regarding Marcato and the Nominees in this solicitation, please see Annex A attached to this proxy statement.

What are we asking you to vote for?

We are asking you to vote on the GOLD proxy card at the 2017 Annual Meeting as follows:

1.	“FOR” the election of Deborah M. Derby, Kirsten J. Feldman, Steve Fuller, Matthew P. Hepler, Robert D. Huth, Jan Rogers Kniffen, Mitchell A. Kosh, Nathaniel J. Lipman and Anne Waterman to serve as directors on the Board until the 2018 Annual Meeting or until their respective successors are duly elected and qualified;

2.	“FOR” the repeal of each provision of, or amendment to, the Bylaws adopted by the Board subsequent to May 24, 2016 and prior to the 2017 Annual Meeting, without the approval of the Stockholders;

3.	“FOR” the ratification of the appointment of KPMG as the Company’s independent registered public accounting firm for fiscal year ending March 31, 2018;

4.	for the approval, on an advisory basis, of the frequency of “ONE YEAR” for future advisory votes on the Company’s executive compensation program; and

5.	“FOR” the approval, on a non-binding advisory basis, of the compensation of the Company’s named executive officers, as disclosed in the Company’s proxy statement for the 2017 Annual Meeting.

Please see the sections entitled “Proposal No. 1—Election of the Nominees,” “Proposal No. 2—Repeal of Certain Provisions of or Amendments to the Bylaws Adopted Subsequent to May 24, 2016,” “Proposal No. 3—Ratification of the Appointment of KPMG as the Company’s Independent Registered Public Accounting Firm,” “Proposal No. 4—Advisory Vote to Approve the Frequency of Future Advisory Votes on the Company’s Executive Compensation Program” and “Proposal No. 5—Advisory Vote to Approve the Compensation of the Company’s Named Executive Officers” of this proxy statement for a more complete description of each of these proposals.

Why are we soliciting your vote?

We are seeking to elect a full slate of nominees to the Board because we believe that wholesale change in the boardroom is necessary to reverse the many years of share price underperformance, declining operating margins and poor capital allocation at Deckers and to ensure that the interests of the Stockholders, the true owners of Deckers, are appropriately represented in the boardroom. We have nominated a slate of highly qualified and capable candidates with relevant backgrounds and industry experience. If elected, the Nominees will bring fresh perspectives, talented leadership and responsible oversight in implementing much-needed discipline at Deckers. They are committed to helping identify opportunities to deliver enhanced value. We would expect these opportunities to include, but not be limited to, focusing on profitable growth at the core UGG brand, pursuing a sale, spin-off or other disposition of non-core brands, hiring strategy consultants to implement an efficiency program targeting aggressive physical retail store closures, corporate cost reductions and supply chain efficiencies, recapitalizing the balance sheet to a more appropriate mix of debt and equity, and aligning Management compensation with improved profit margins, return on invested capital and TSR. We urge the Stockholders to support us in this effort by voting “FOR” the Nominees.

Who are the Nominees?

We are proposing that Deborah M. Derby, Kirsten J. Feldman, Steve Fuller, Matthew P. Hepler, Robert D. Huth, Jan Rogers Kniffen, Mitchell A. Kosh, Nathaniel J. Lipman and Anne Waterman be elected as directors of the Company to serve on the Board until the 2018 Annual Meeting or until their respective successors are duly elected and qualified.

Set forth below is (a) the name, age, any position and office with the Company held by each such Nominee, and the term thereof, business experience during the past five years (including principal occupation and employment during the past five years, the name and principal business of any corporation or other organization in which such occupation or employment was carried on; and whether such corporation or organization is a parent, subsidiary or other affiliate of the Company), a brief discussion of the specific experience, qualifications, attributes or skills that led to the conclusion that the Nominee should serve as a director for the Company as of the date hereof, in light of the Company’s business and structure (including such material information beyond the past five years and information on the Nominee’s particular area of expertise or other relevant qualifications), and (b) any directorships held by such person during the past five years in any company with a class of securities registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or subject to the requirements of Section 15(d) of the Exchange Act or any company registered as an investment company under the Investment Company Act of 1940, as amended.

Name and Age	Business Address	Principal Occupation or Employment and Public Company Directorships, in each case During the Last Five Years
Deborah M. Derby (52)	45 Technology Drive, Warren, NJ 07059

Deborah M. Derby has served as President of the Horizon Group USA since April 2016. Prior to joining Horizon, Ms. Derby held a number of positions of increasing responsibility for 14 years at Toys “R” Us beginning in 2000. Ms. Derby served as Vice Chairman, Executive Vice President of Toys “R” Us from 2013 to 2015. From 2000 to 2012 Ms. Derby held other various positions at Toys “R” Us including Chief Administrative Officer and President of Babies “R” Us. While at Toys “R” Us, Ms. Derby worked in partnership with other members of the Executive Committee to deliver $400m of expense reductions as part of the company’s “Fit for Growth” initiative. Ms. Derby also consulted for Kenneth Cole Productions, Inc. from 2012 to 2013 and has served on the Board of Directors of the Vitamin Shoppe, Inc. since December 2012.

We believe that the attributes, skills and qualifications that Ms. Derby has obtained through her experience in retailing, human resources, legal and financial analysis, as well as her experience as the Vice Chairman of a large global retailer, will provide the Board and the Company with valuable insight regarding the retail, legal and financial aspects of the Company’s business.

Name and Age	Business Address	Principal Occupation or Employment and Public Company Directorships, in each case During the Last Five Years
Kirsten J. Feldman (57)	876 Park Avenue, 9S, New York, NY 10075

Kirsten J. Feldman was employed by Morgan Stanley from 1984 through her retirement in 2008. Ms. Feldman began working in Morgan Stanley’s mergers and acquisitions department. From 1992 to 2001 she served as a Managing Director and head of Morgan Stanley’s Global Retail Group during which time she was responsible for Morgan Stanley’s worldwide investment banking activities in the retail industry. From 2001 to 2008, Ms. Feldman was an Advisory Director in the Investment Banking Division of Morgan Stanley and a member of Morgan Stanley’s Retirement Plan Investment Committee. Ms. Feldman has also served as a member of the Advisory Board of the Ivey School of Business at Western University in Canada since 2000 and currently serves as the Vice Chairman of Asphalt Green in New York City having previously held the position of Treasurer. Ms. Feldman is also actively involved with several environmental organizations. Since 2001, she has served on the Board of Trustees and is Co-Chair of the Corporate Partnerships Committee of the Environmental Defense Fund where she previously served as head of the Personnel and Climate Change Committees and on the Nominating and Finance Committees. She is also Chair of the Board of Trustees of Steep Rock Association, a land trust based in Washington CT.

We believe that the attributes, skills and qualifications that Ms. Feldman has obtained through her leadership experience in worldwide investment banking activities in the retail industry will provide the Board and the Company with valuable insight regarding the financial and retail aspects of the Company’s business.

Steve Fuller (57)	7 Dash Landing, Freeport, ME 04032

Steve Fuller served as Senior Vice-President and Chief Marketing Officer for L.L. Bean, Inc. (“LL Bean”) from 2004 until his retirement in 2016. In this role, Mr. Fuller led all marketing functions for LL Bean, including branding, advertising, customer satisfaction, ecommerce, partnerships, database analytics and marketing operations. Mr. Fuller currently serves on the Board of Directors of Quad/Graphics, Inc., Big Sky/Boyne Resorts and KSKI Holdings (Volkl/K2/Marker).

We believe that the attributes, skills and qualifications that Mr. Fuller has obtained through his leadership roles in marketing apparel and footwear direct to the consumer will provide the Board and the Company with valuable insight regarding the consumer marketing aspects of the Company’s business.

Name and Age	Business Address	Principal Occupation or Employment and Public Company Directorships, in each case During the Last Five Years
Matthew P. Hepler (41)	Four Embarcadero Center, Suite 2100, San Francisco, CA 94111

Matthew P. Hepler is currently a Partner at Marcato Capital Management LP. Prior to joining Marcato, Mr. Hepler was a partner at Red Mountain Capital Partners LLC, an investment firm from March 2015 to December 2015 and was a Managing Director at Relational Investors LLC from 2008 until 2016 where Mr. Hepler led the firm’s research team focusing on the industrials and materials sector. Mr. Hepler has served on the board of directors of Terex Corporation since February 2017. Prior to joining Relational Investors in 2008, Mr. Hepler spent six years as a Vice President in the investment banking division of Credit Suisse. Mr. Hepler began his career as an analyst in the technology group at Robertson Stephens.

We believe that the attributes, skills and qualifications that Mr. Hepler has obtained through his experience in analyzing the financial performance of companies and his commitment to serving the best interests of stockholders will provide the Board and the Company with valuable insight regarding the financial aspects of the Company’s business.

Robert D. Huth (71)	1240 Ridgewood Road, Bryn Mawr, PA 19010

Robert D. Huth served as President and Chief Executive Officer of David’s Bridal, Inc. from 1999 until March 2013. Mr. Huth was also the President and Chief Operating Officer of David’s Bridal from 1995 to 1999. Prior to joining David’s Bridal, Mr. Huth served as Executive Vice President and Chief Financial and Administrative Officer of Melville Corporation from 1987 to 1995. Mr. Huth has served on the Board of Directors of Promise Financial since 2016 and Bride & Co/Oleg Cassini since 2013. He was also an advisor to the Board of Directors of Shopko from 2016 until July 2017.

We believe that the attributes, skills and qualifications that Mr. Huth has obtained through his leadership roles in the retail industry will provide the Board and the Company with valuable insight regarding the merchandising, marketing, and strategic planning of the Company’s business.

Name and Age	Business Address	Principal Occupation or Employment and Public Company Directorships, in each case During the Last Five Years
Jan R. Kniffen (69)	19 Boulder Brook Road, Greenwich, CT 06830

Jan R. Kniffen has served as Chief Executive Officer of J. Rogers Kniffen Worldwide Enterprises LLC (“JRKWWE”) since he founded the company in 2005. JRKWWE provides equity research and financial and management consulting services relating to companies in the retail sector. Prior to founding JRKWWE, Mr. Kniffen spent 20 years as a senior executive at The May Department Stores Company. Prior to that, Mr. Kniffen held various roles at ACF Industries, Inc./Icahn and Co., including Director of Corporate Finance and Assistant Treasurer.

We believe that the attributes, skills and qualifications that Mr. Kniffen has obtained through his 30 years of first-hand Fortune 500 consumer retail experience will provide the Board and the Company with the analysis and market context necessary to make intelligent business planning decisions.

Mitchell A. Kosh (68)	14 Hemmelskamp Road, Wilton, CT 06897

Mitchell A. Kosh served as head of Global Human Resources of Ralph Lauren Corporation for 15 years from 2000 to 2015. Mr. Kosh served as Executive Vice President and Chief Administrative Officer of Ralph Lauren Corporation from April 2015 until his retirement in October 2015, with responsibility for IT, Legal, Central Operations and Human Resources. Prior to that, Mr. Kosh served as Executive Vice President of Global Human Resources from 2014 to 2015, Senior Vice President of Global Human Resources from 2009 to 2014, and Senior Vice President of Human Resources and Legal from 2000 to 2009 at Ralph Lauren Corporation.

We believe that the attributes, skills and qualifications that Mr. Kosh has obtained through his experience developing a multi-channeled global organization, will provide the Board and the Company with valuable insight regarding the legal, organizational and retail aspects of the Company’s business.

Name and Age	Business Address	Principal Occupation or Employment and Public Company Directorships, in each case During the Last Five Years
Nathaniel J. Lipman (53)	624 N. Sierra Drive, Beverly Hills, CA 90210

Nathaniel J. Lipman was the President and Chief Executive Officer of Affinion from October 2005 until 2012, following which he was named Executive Chairman of Affinion from September 2012 until his retirement in November 2015. Mr. Lipman served as a director of Affinion from October 2005 until November 2015. Prior to joining Affinion, Mr. Lipman served in various senior roles at Cendant Corporation, Planet Hollywood, House of Blues Entertainment, and The Walt Disney Company. Mr. Lipman is currently a director at Diamond Resorts International, Walker Innovation, Inc. and Exela Technologies, Inc. and he served on the Board of directors of EVERTEC, Inc. until its IPO in April 2013.

We believe that the attributes, skills and qualifications that Mr. Lipman has obtained through his executive leadership experiences will provide the Board and the Company with a much needed culture of performance and accountability.

Anne Waterman (49)	3300 Washington Street, San Francisco, CA 94118

Since 2012, Anne Waterman has been an independent consultant working with various brands on creative and product development and strategy. Ms. Waterman served in various senior positions with Michael Kors from 1997 until 2012, including as Senior Vice President, Global Image and Senior Vice President, Fashion Director. Prior to that, she worked in the Public Relations department at Gucci from 1996 until 1997, where she was responsible for various events and public relations projects throughout the United States. Ms. Waterman began her career in the fashion industry in 1993 when she joined the Council of Fashion Designers of America as a key member of the team that created 7th on Sixth.

We believe that the attributes, skills and qualifications that Ms. Waterman has obtained through her experience developing brands on a global scale in the fashion and retail industry will provide the Board and the Company with valuable insight regarding the branding, marketing and strategic communication aspects of the Company’s business.

The Board currently consists of nine directors. This proxy statement is soliciting proxies to elect Deborah M. Derby, Kirsten J. Feldman, Steve Fuller, Matthew P. Hepler, Robert D. Huth, Jan Rogers Kniffen, Mitchell A. Kosh, Nathaniel J. Lipman and Anne Waterman as directors of the Company. Therefore, should a Stockholder so authorize us, we will cast votes for the Nominees.

The Nominees hope to be able to actively engage Management in full discussion of the issues facing the Company and resolve them together. By utilizing their respective experiences and working constructively with Management, the Nominees believe they can effect positive change at the Company.

The Company’s corporate governance principles, which are available on the Company’s website at http://ir.deckers.com/Cache/1001220812.PDF?O=PDF&T=&Y=&D=&FID=1001220812&iid=4391531, set forth guidelines to assist the Board in making a determination whether a director has a material relationship with the Company for purposes of determining independence. Based on the information furnished by the Nominees, we believe that each of the Nominees is independent and none of the Participants has any knowledge of any facts that would prevent the determination that each of the Nominees is independent.

This proxy statement is soliciting proxies to elect only the Nominees. Accordingly, the enclosed GOLD proxy card may only be voted for the Nominees and does not confer voting power with respect to any of the Company’s director nominees. You can only vote for the Company’s director nominees by signing and returning a proxy card provided by the Company. Stockholders should refer to the Company’s proxy statement for the 2017 Annual Meeting, for the names, backgrounds, qualifications, and other information concerning the Company’s nominees.

Who can vote at the 2017 Annual Meeting?

According to the Company’s public filings, Common Stock is the Company’s only outstanding class of capital stock. Only Stockholders of record as shown on the Company’s books at the close of business on the Record Date are entitled to vote at the 2017 Annual Meeting or any adjournment thereof. Each Stockholder is entitled to one vote per share of Common Stock on all matters to be voted on at the 2017 Annual Meeting. Holders of shares of Common Stock are not entitled to cumulative voting rights. The Company has disclosed that there were 32,036,625 shares of Common Stock outstanding as of October 16, 2017.

Stockholders who sell their shares before the Record Date (or acquire them after the Record Date) may not vote such shares. Stockholders of record on the Record Date will retain their voting rights in connection with the 2017 Annual Meeting even if they sell their shares after the Record Date.

How do proxies work?

We are asking you to appoint Richard T. McGuire III, Matthew P. Hepler, Edward T. McCarthy and Richard M. Brand as your proxy holder to vote your shares of Common Stock at the 2017 Annual Meeting. You make this appointment by voting the enclosed GOLD proxy card or by using one of the voting methods described below. Giving us your proxy means you authorize the proxy holder to vote your shares of Common Stock at the 2017 Annual Meeting, according to the directions you provide. You may vote for all or some or none of the Nominees. Whether or not you are able to attend the 2017 Annual Meeting, you are urged to complete the enclosed GOLD proxy card and return it in the enclosed self-addressed, prepaid envelope or by instructing us by telephone or via the Internet as to how you would like your shares of Common Stock voted (instructions are on your GOLD proxy card). All valid proxies received prior to the meeting will be voted. If you specify a choice with respect to any item by marking the appropriate box on the proxy, the shares of Common Stock will be voted in accordance with that specification.

IF YOU RETURN A VALID PROXY AND NO SPECIFICATION IS MADE, THE SHARES OF COMMON STOCK WILL BE VOTED (I) “FOR” DEBORAH M. DERBY FOR DIRECTOR; (II) “FOR” KIRSTEN J. FELDMAN FOR DIRECTOR; (III) “FOR” STEVE FULLER FOR DIRECTOR; (IV) “FOR” MATTHEW P. HEPLER FOR DIRECTOR; (V) “FOR” ROBERT D. HUTH FOR DIRECTOR; (VI) “FOR” JAN ROGERS KNIFFEN FOR DIRECTOR; (VII) “FOR” MITCHELL A. KOSH FOR DIRECTOR; (VIII) “FOR” NATHANIEL J. LIPMAN FOR DIRECTOR; (IX) “FOR” ANNE WATERMAN FOR DIRECTOR; (X) “FOR” THE REPEAL OF EACH PROVISION OF OR AMENDMENT TO THE BYLAWS ADOPTED BY THE BOARD SUBSEQUENT TO MAY 24, 2016 AND PRIOR TO THE APPROVAL OF THIS RESOLUTION AT THE 2017 ANNUAL MEETING, WITHOUT THE APPROVAL OF THE STOCKHOLDERS; (XI) “FOR” THE RATIFICATION OF THE APPOINTMENT OF KPMG AS THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR FISCAL YEAR ENDED MARCH 31, 2018; (XII) FOR THE APPROVAL, ON AN ADVISORY BASIS, OF A FREQUENCY OF “ONE YEAR” FOR FUTURE ADVISORY VOTES ON THE COMPANY’S EXECUTIVE COMPENSATION; (XIII) “FOR” THE APPROVAL, ON A NON-BINDING ADVISORY BASIS, OF THE COMPENSATION OF THE

COMPANY’S NAMED EXECUTIVE OFFICERS AS DISCLOSED IN THE COMPANY’S PROXY STATEMENT FOR THE 2017 ANNUAL MEETING; AND (XIV) IN THE PROXY HOLDER’S DISCRETION AS TO OTHER MATTERS THAT MARCATO DOES NOT KNOW, A REASONABLE TIME BEFORE THE SOLICITATION, ARE TO BE PRESENTED AT THE 2017 ANNUAL MEETING.

Except as set forth in this proxy statement, we do not know of any other matters to be presented for approval by the Stockholders at the 2017 Annual Meeting. Unless you indicate otherwise on the GOLD proxy card, you also authorize your proxy holders to vote your shares of Common Stock in their discretion on any matters not known by us at the time this proxy statement was printed and that, under the Bylaws, may be properly presented for action by the Stockholders at the 2017 Annual Meeting.

What is the quorum requirement for the 2017 Annual Meeting?

In order to carry on the business of the 2017 Annual Meeting, there must be a quorum. The presence at the 2017 Annual Meeting of holders of a majority of the shares of Common Stock outstanding as of the Record Date will constitute a quorum at the 2017 Annual Meeting. Shares of Common Stock represented by a properly voted proxy, including abstentions and broker “non-votes” will be counted as present at the 2017 Annual Meeting for the purposes of determining the existence of a quorum.

What is the effect of an abstain vote?

If a Stockholder abstains from voting as to any matter, then the shares of Common Stock held by such Stockholder shall be deemed present at the meeting for purposes of determining a quorum and for purposes of calculating the vote with respect to such matter, but shall otherwise not be deemed to have been voted on such matter. As a result, an abstention will have the same effect as a vote against the Stockholder Proposal, the ratification of the Company’s independent registered accounting firm, and the proposal to approve, on a non-binding advisory basis, the compensation of the Company’s named executive officers, as disclosed in the Company’s proxy statement for the 2017 Annual Meeting. An abstention will have no effect on the proposal to approve, on an advisory basis, the frequency of future advisory votes on the Company’s executive compensation program.

What is a broker non-vote?

A “broker non-vote” occurs when a broker or other nominee who holds shares of Common Stock for a beneficial owner withholds its vote on a particular proposal with respect to which it does not have discretionary voting power or instructions from the beneficial owner. Ordinarily, if you are a beneficial owner of shares of Common Stock and the organization holding your account does not receive instructions from you as to how to vote those shares, under the rules of various national and regional securities exchanges, that organization may exercise discretionary authority to vote on “routine” proposals (which typically include ratification of compensation plans) but may not vote on “non-routine” proposals. However, under the current circumstances of a contested election, there are no “routine” proposals and, accordingly, if you are a beneficial owner holding shares of Common Stock through a broker and we have provided our solicitation materials to you with respect to such shares, your broker is not permitted to vote your shares of Common Stock on any proposal without receiving instructions from you.

Broker non-votes, if any, will be deemed present at the 2017 Annual Meeting for purposes of determining whether a quorum exists for the 2017 Annual Meeting, but they will not be counted in determining the number of shares of Common Stock necessary for approval of any proposal.

What vote is required to elect the Nominees?

Under the Bylaws, in contested elections such as this one, the directors shall be elected by the vote of a plurality of the shares of Common Stock present in person or represented by proxy and entitled to vote at the

2017 Annual Meeting (meaning, assuming that the Board remains the same size at it is currently, those nine director nominees receiving the greatest number of votes cast “FOR” shall be elected). Stockholders do not have the right to cumulate their votes in the election of directors. Votes withheld and broker non-votes are not votes cast and will result in the applicable nominees receiving fewer “FOR” votes for purposes of determining the nine nominees receiving the most votes. A properly executed proxy marked “WITHHOLD” with respect to the election of any or all director nominees will be counted for purposes of determining whether there is a quorum, but a proxy marked “WITHHOLD” with respect to any specific director nominee will not be considered to have been voted for or against such director nominee. Therefore, a proxy marked “WITHHOLD” with respect to a specific director nominee will result in such director nominee receiving fewer “FOR” votes.

What vote is required to adopt the Stockholder Proposal?

Approval of the Stockholder Proposal requires the affirmative vote of the holders of not less than 66 2⁄3% of the voting power outstanding as of the Record Date. You may vote for or against or you may abstain on the Stockholder Proposal. Your broker is not permitted to vote your shares of Common Stock on the Stockholder Proposal without receiving instructions from you. Abstentions and broker non-votes will have the same effect as a vote against this proposal.

How many shares of Common Stock must be voted in favor of the other proposals described in this proxy statement?

Ratification of the appointment of KPMG as the Company’s independent registered public accounting firm for 2017 will require the affirmative vote of a majority of the shares of Common Stock present at the 2017 Annual Meeting, in person or by proxy, and entitled to vote on the proposal at the 2017 Annual Meeting. Abstentions will have the same effect as a vote against this proposal. You may vote for or against or you may abstain on this proposal. Ordinarily, your broker does not need your voting instruction in order to vote your shares of Common Stock in connection with so-called “routine” matters, which typically include ratification of auditors. However, under the current circumstances of a contested election, if you are a beneficial owner holding shares of Common Stock through a broker and we have provided our solicitation materials to you with respect to such shares, your broker is not permitted to vote your shares of Common Stock on this proposal without receiving instructions from you. Broker non-votes will not be counted for purposes of determining the number of votes cast or the number of shares present and entitled to vote with respect to this proposal, and will not be counted for any purpose in determining whether this proposal has been approved.

The proposal to approve, on an advisory basis, the frequency of future advisory votes on the Company’s executive compensation program, is not binding on the Company and would be considered to have been approved if it receives the affirmative vote of a plurality of the shares of Common Stock present at the 2017 Annual Meeting, in person or by proxy, and entitled to vote on the proposal at the 2017 Annual Meeting. Abstentions will have no effect on this proposal. You may vote for “one year,” “two years” or “three years” or you may abstain on this proposal. Your broker is not permitted to vote your shares of Common Stock on this proposal without receiving instructions from you. Broker non-votes will not be counted for purposes of determining the number of votes cast or the number of shares present and entitled to vote with respect to this proposal, and will not be counted for any purpose in determining whether this proposal has been approved. The opportunity to vote on this proposal is required pursuant to Section 14A of the Exchange Act. However, as an advisory vote, the vote on this proposal would not be binding upon the Company and would serve only as a recommendation to the Board.

The proposal to approve, on an advisory basis, the compensation of the Company’s named executive officers as disclosed in the Company’s proxy statement for the 2017 Annual Meeting, is not binding on the Company and would be considered to have been approved if it receives the affirmative vote of a majority of the shares of Common Stock present at the 2017 Annual Meeting, in person or by proxy, and entitled to vote on the proposal at the 2017 Annual Meeting. Abstentions will have the same effect as a vote against this proposal. You may vote for or against or you may abstain on this proposal. Your broker is not permitted to vote your shares of Common Stock on this proposal without receiving instructions from you. Broker non-votes will not be counted for purposes of determining the number of votes cast or the number of shares present and entitled to vote with respect to this proposal, and will not be counted for any purpose in determining whether this proposal has been approved. The opportunity to vote on this proposal is required pursuant to Section 14A of the Exchange Act. However, as an advisory vote, the vote on this proposal, if passed, would not be binding upon the Company and would serve only as a recommendation to the Board.

If other matters are properly brought before the 2017 Annual Meeting, the vote required will be determined in accordance with applicable law, the listing standards and rules of The New York Stock Exchange and the Company’s Amended and Restated Certificate of Incorporation (the “Charter”) and Bylaws, as applicable.

What should I do in order to vote for the Nominees and the Stockholder Proposal?

If your shares of Common Stock are held of record in your own name, please authorize a proxy to vote by marking, signing, dating and returning the enclosed GOLD proxy card in the postage-paid envelope provided or by instructing us by telephone or via the Internet as to how you would like your shares of Common Stock voted (instructions are on your GOLD proxy card).

If you hold your shares of Common Stock in “street name” with a bank, brokerage firm, dealer, trust company or other institution or nominee, only they can exercise your right to vote with respect to your shares of Common Stock and only upon receipt of your specific instructions. Accordingly, it is critical that you promptly give instructions to your bank, brokerage firm, dealer, trust company or other institution or nominee to ensure that a GOLD proxy card is submitted on your behalf. Please follow the instructions to authorize a proxy to vote provided on the enclosed GOLD proxy card. If your bank, brokerage firm, dealer, trust company or other nominee provides for voting instructions to be delivered to them by Internet or telephone, instructions will be included on the enclosed GOLD proxy card.

YOUR VOTE IS VERY IMPORTANT. If you do not plan to attend the 2017 Annual Meeting, we encourage you to read this proxy statement and date, sign and return your completed GOLD proxy card prior to the 2017 Annual Meeting so that your shares of Common Stock will be represented and voted in accordance with your instructions. Even if you plan to attend the 2017 Annual Meeting in person, we recommend that you authorize a proxy to vote your shares of Common Stock in advance as described above so that your vote will be counted if you later decide not to attend the 2017 Annual Meeting.

Can I use the GOLD proxy card to vote for any of the Company’s nominees?

No. The GOLD proxy card may only be used to vote for the Nominees.

How do I revoke a proxy?

Any Stockholder has the power to revoke a previously submitted proxy at any time before it is exercised even if you submitted a proxy card or form sent to you by the Company. If you are a registered holder of shares of Common Stock, you may revoke a previously submitted proxy by:

•	signing, dating and returning the enclosed GOLD proxy card or any other later-dated proxy in the postage-paid envelope provided;

•	delivering to the Secretary or any other officer of the Company a written notice of revocation c/o Deckers Outdoor Corporation, 250 Coromar Drive, Goleta, California 93117; or

•	attending the 2017 Annual Meeting and voting in person.

Please note, however, that only your latest dated proxy will count. Any proxy may be revoked at any time prior to its exercise at the 2017 Annual Meeting as described in this proxy statement. Attending the 2017 Annual Meeting alone without taking one of the actions set forth above will not revoke your proxy.

Stockholders who hold their shares of Common Stock in “street name” with a bank, brokerage firm, dealer, trust company or other institution or nominee will need to notify the person responsible for their account to revoke or withdraw previously given instructions. You may also provide your bank, broker or other nominee with new voting instructions. Only your latest dated instructions will count. Unless revoked in the manner set forth above and subject to the foregoing, duly authorized proxies in the form enclosed will be voted at the 2017 Annual Meeting in accordance with your instructions. We request that a copy of any revocation sent to the Company or any revocation notification sent to the person responsible for a bank or brokerage account also be sent to us, care of D.F. King & Co., Inc., 48 Wall Street, 22nd Floor, New York, New York 10005 so that we may be aware of any revocation of a proxy.

PLEASE DO NOT RETURN ANY PROXY CARD YOU MAY RECEIVE FROM THE COMPANY OR OTHERWISE AUTHORIZE A PROXY TO VOTE YOUR SHARES OF COMMON STOCK AT THE 2017 ANNUAL MEETING, NOT EVEN AS A PROTEST VOTE. IF YOU HAVE ALREADY SENT A PROXY CARD TO THE COMPANY OR OTHERWISE AUTHORIZED A PROXY TO VOTE YOUR SHARES OF COMMON STOCK AT THE 2017 ANNUAL MEETING, IT IS NOT TOO LATE TO CHANGE YOUR VOTE. TO REVOKE YOUR PRIOR PROXY AND CHANGE YOUR VOTE, SIMPLY SIGN AND RETURN THE ENCLOSED GOLD PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED. ONLY YOUR LATEST DATED PROXY WILL BE COUNTED.

Who is paying for the solicitation on behalf of Marcato?

Marcato Capital will pay the entire expense of solicitation of proxies for the 2017 Annual Meeting by the Participants or on the Participants’ behalf. Marcato intends to seek reimbursement of such solicitation expenses from the Company. Marcato does not intend to submit the question of such reimbursement to a vote of the security holders of the Company. The Board, which will consist of all nine of the Nominees, if all are elected, would be required to evaluate and consider the requested reimbursement consistent with their fiduciary duties to the Company and its Stockholders.

Whom should I call if I have any questions about the solicitation?

If you have any questions, or need assistance in voting your shares of Common Stock, please call our proxy solicitor, D.F. King & Co., Inc. Stockholders may call toll-free at (800) 761-6521. Banks and brokers may call collect at (212) 269-5550.

YOUR VOTE IS IMPORTANT, NO MATTER HOW FEW SHARES YOU OWN. WE URGE YOU TO SIGN, DATE, AND RETURN THE ENCLOSED GOLD PROXY CARD TODAY TO VOTE “FOR” THE ELECTION OF THE NOMINEES.

Important Notice Regarding the Availability of Proxy Materials for the 2017 Annual Meeting:

The proxy materials are available at no charge at www.[●].com.

PROPOSAL NO. 1—ELECTION OF NOMINEES

We propose that the Stockholders elect Deborah M. Derby, Kirsten J. Feldman, Steve Fuller, Matthew P. Hepler, Robert D. Huth, Jan Rogers Kniffen, Mitchell A. Kosh, Nathaniel J. Lipman and Anne Waterman as directors of the Company at the 2017 Annual Meeting. According to publicly available information, the Board currently consists of nine directors. The initial term of each Nominee, if elected, would be until the 2018 Annual Meeting or until their successors are duly elected and qualified in accordance with the Bylaws. Each Nominee has executed a consent to being named as a nominee in this proxy statement as such and to serving as a director of the Company, if so elected.

This proxy statement is soliciting proxies to elect Deborah M. Derby, Kirsten J. Feldman, Steve Fuller, Matthew P. Hepler, Robert D. Huth, Jan Rogers Kniffen, Mitchell A. Kosh, Nathaniel J. Lipman and Anne Waterman. Therefore, should a Stockholder so authorize us, we will cast votes for the Nominees.

The corporate governance guidelines of the Company, which are available on the Company’s website at http://ir.deckers.com/Cache/1001220812.PDF?O=PDF&T=&Y=&D=&FID=1001220812&iid=4391531, set forth guidelines to assist the Board in making a determination whether a director has a material relationship with the Company for purposes of determining independence. Based on information furnished by the Nominees, we believe that each of the Nominees is independent and none of the Participants has any knowledge of any facts that would prevent the determination that each of the Nominees is independent.

In addition, each of the Nominees understands that, if elected as a director of the Company, each Nominee would have an obligation to act in the best interests of the Company and the Stockholders in accordance with his duties as a director.

Marcato does not expect that the Nominees will be unable to stand for election. In the event that any Nominee is unable to serve or for good cause will not serve, Marcato may seek to replace such Nominee with a substitute nominee to the extent substitution is permissible under applicable law and the Company’s organizational documents.

Marcato reserves the right to nominate additional persons, to the extent this is not prohibited under applicable law or the Company’s organizational documents, in the event the Company purports to increase the number of directorships, and/or the Company makes or announces any changes to the Bylaws or takes or announces any other action that purports to have, or if consummated would purport to have, the effect of disqualifying any of the Nominees or any additional nominee nominated pursuant to the foregoing, and/or any Nominee is unable to serve or for good cause will not serve. Additional nominations made pursuant to the foregoing are without prejudice to the position of Marcato that any attempt to change the size of the Board or disqualify any of the Nominees through Bylaw amendments or otherwise would constitute unlawful manipulation of the Company’s corporate governance. Marcato reserves the right to challenge any action by the Company that has, or if consummated would have, the effect of disqualifying any Nominee. In the case that Marcato is permitted to substitute a nominee or propose an additional nominee, Marcato will file and deliver supplemental proxy materials, including a revised proxy card, disclosing the information relating to any substitute nominee or additional nominee that is required to be disclosed in solicitations for proxies for election of directors pursuant to Section 14 of the Exchange Act. Only in such case will the shares of Common Stock represented by the enclosed GOLD proxy card be voted for substitute nominees or additional nominees.

Information Regarding the Nominees

Information pertaining to the Nominees, including the name, age, present principal occupation, business address and business experience for the past five years and certain other information, is set forth in the question and answer section of the proxy statement under the section entitled “Who are the Nominees?”, which we urge you to read. This information has been furnished to us by the Nominees. Other than as disclosed in this proxy statement, there is no arrangement or understanding between any of the Nominees and any other person(s) pursuant to which any such Nominee was or is to be selected as a director or nominee of the Company.

You should refer to the Company’s proxy statement for the 2017 Annual Meeting for the names, background, qualifications and other information concerning the Company’s nominees.

Arrangements between Marcato and the Nominees

In consideration of the Nominees’ agreement to be a member of the slate of Nominees of Marcato for election to the Board (the “Slate”), Marcato Capital, on behalf of the funds it advises, and each Nominee have entered into an engagement and indemnification agreement, substantially in the form attached hereto as Annex B (the “Engagement and Indemnification Agreement”), pursuant to which each Nominee received a $50,000 payment upon execution of the Engagement and Indemnification Agreement and, if each Nominee serves on the Slate and does not withdraw, will be entitled to an additional $50,000 upon the earlier to occur of (a) Nominee’s election to the Board by the Company’s stockholders, (b) Nominee’s appointment to the Board pursuant to an agreement between the Company and Marcato or (c) Nominee’s not being elected as a director of the Company following a proxy solicitation in which Marcato nominated Nominee for election to the Board. Each Nominee has also agreed to be named as a nominee in Marcato Capital’s proxy soliciting materials related to the 2017 Annual Meeting. Pursuant to the Engagement and Indemnification Agreement, Marcato Capital has agreed to indemnify each Nominee against any losses suffered, incurred or sustained by such Nominee in connection with such Nominee’s being a member of the Slate or the solicitation of proxies in connection therewith. Marcato Capital has further agreed to reimburse each Nominee for reasonable, documented, out-of-pocket expenses incurred as a result of such Nominee’s being a member of the Slate, including, without limitation, travel expenses and expenses in connection with legal counsel retained to represent such Nominee in connection with being a member of the Slate. The foregoing is qualified in its entirety by reference to the Engagement and Indemnification Agreement, which is attached hereto as Annex B.

Other than as set forth herein, no Participant and no associate of any Participant has any arrangements or understandings with any person or persons with respect to any future employment by the Company or its affiliates or with respect to any future transactions to which the Company or any of its affiliates will or may be a party.

Compensation of the Company’s Directors

If elected to the Board, except as set forth above or in Annex A, the Nominees will not receive any compensation from Marcato to serve as Nominees for election or as a director, if elected, of the Company. They will, however, receive whatever compensation the Board has established for non-employee directors of the Company unless and until the Board determines to change such compensation. The following discussion summarizes the Company’s compensation and indemnification of directors based solely on the Company’s public filings.

According to the Company’s public filings, each non-employee director receives an annual cash retainer of $65,000. The additional cash retainer for the lead independent director is $100,000. The additional cash retainer for each Board committee assignment is $15,000. The additional cash retainer for chair of the Audit Committee is $40,000, the additional cash retainer for chair of the Compensation Committee is $35,000 and the additional cash retainer for the chair of the Corporate Governance Committee is $20,000. Each non-employee director receives annual grants of Common Stock with a total value of approximately $125,000, which are issued in equal quarterly installments with the number of shares to be determined using a rolling average of the closing price of the Common Stock during the last ten trading days leading up to and including the 15th day of the last month of each quarter. These grants are immediately vested on the date of grant. The share ownership level of each current non-employee director is set forth in the Company’s proxy statement for the 2017 Annual Meeting.

Marcato believes that the Company maintains, at its expense, a policy of insurance which insures its directors and officers. The Bylaws also contain a provision that provides for indemnification of officers and directors to the fullest extent permitted under the DGCL. The Charter also contains a provision eliminating the personal liability of a director to the fullest extent permitted under the DGCL, as the same exists or may hereafter be amended, to the Company or the Stockholders for monetary damages for breach of fiduciary duty as a director. Marcato expects that the Nominees, if elected, will be indemnified for service as directors of the Company to the same extent indemnification is provided to the current directors of the Company under the Bylaws and the Charter and be covered by the policy of insurance which insures the Company’s directors and officers.

None of the Nominees, or any of their respective associates, has received any cash compensation, cash bonuses, deferred compensation, compensation pursuant to plans, or other compensation, from, or in respect of, services rendered on behalf of the Company that is required to be disclosed under, or is subject to any arrangement described in Item 402 of Regulation S-K promulgated under the Exchange Act (“Regulation S-K”).

None of the Nominees has any position or office with the Company, and no occupation or employment with which the Nominees have been involved, during the past five years or was carried on with the Company or any corporation or organization that is a parent, subsidiary or other affiliate of the Company. None of the Nominees has ever served on the Board.

Interests of the Nominees

The Nominees may be deemed to have an interest in their nominations for election to the Board by virtue of compensation the Nominees will receive from the Company as a director, if elected to the Board, and as described elsewhere in this proxy statement. Marcato expects that the Nominees, if elected, will be indemnified for service as directors of the Company to the same extent indemnification is provided to the current directors of the Company under the Bylaws and the Charter. Marcato also believes that, upon election, the Nominees will be covered by the Company’s officer and director liability insurance.

Mr. Hepler could be considered to have an indirect interest in the Nomination Proposal and the Stockholder Proposal as described below. Mr. Hepler is a Partner at Marcato Capital, which is the investment manager of Marcato International and sole member of Marcato Encore LLC, which is the investment manager of Marcato Encore Fund. Through this role, Marcato Capital controls the investment and voting decisions of Marcato International and Marcato Encore Fund with respect to any securities held by Marcato International and Marcato Encore Fund, including any shares of Common Stock held by Marcato International and Marcato Encore Fund. Marcato Capital is, pursuant to an investment management agreement with Marcato International and Marcato Encore Fund, entitled to management fees that are customary in the investment management industry from Marcato International and Marcato Encore Fund, which fees are based in part on the value of Marcato International’s and Marcato Encore Fund’s investment portfolios, of which shares of Common Stock form a part as of the date of this proxy statement.

Other than as set forth under the section entitled “CERTAIN RELATIONSHIPS” and as otherwise described in this proxy statement, none of the persons listed in Annex A of this proxy statement, including any Nominee, or any associate of the foregoing persons, has any substantial interest, direct or indirect, by security holdings or otherwise, in any matter to be acted upon at the 2017 Annual Meeting.

The Nominees and the other Participants have furnished the additional information with respect to themselves located in Annex A to this proxy statement.

WE STRONGLY URGE YOU TO VOTE “FOR” THE ELECTION OF DEBORAH M. DERBY, KIRSTEN J. FELDMAN, STEVE FULLER, MATTHEW P. HEPLER, ROBERT D. HUTH, JAN ROGERS KNIFFEN, MITCHELL A. KOSH, NATHANIEL J. LIPMAN AND ANNE WATERMAN BY

MARKING, SIGNING, DATING AND RETURNING THE ENCLOSED GOLD PROXY CARD IN THE POSTAGE PAID ENVELOPE PROVIDED TO YOU WITH THIS PROXY STATEMENT. IF YOU HAVE SIGNED THE GOLD PROXY CARD AND NO MARKING IS MADE, YOU WILL BE DEEMED TO HAVE GIVEN A DIRECTION TO VOTE ALL THE SHARES OF COMMON STOCK REPRESENTED BY THE GOLD PROXY CARD “FOR” THE ELECTION OF DEBORAH M. DERBY, KIRSTEN J. FELDMAN, STEVE FULLER, MATTHEW P. HEPLER, ROBERT D. HUTH, JAN ROGERS KNIFFEN, MITCHELL A. KOSH, NATHANIEL J. LIPMAN AND ANNE WATERMAN.

Please do not return any proxy card you may receive from the Company or otherwise authorize a proxy (other than on the GOLD proxy card delivered by us to you) to vote your shares of Common Stock for the Company’s nominees. If you have already submitted a proxy card that may have been sent to you by the Company or otherwise authorized a proxy to vote your shares of Common Stock for the Company’s nominees, it is not too late to change your vote. To revoke your prior proxy and change your vote, simply sign and return the enclosed GOLD proxy card in the postage-paid envelope provided. Only your latest dated proxy will be counted.

PROPOSAL NO. 2—REPEAL OF CERTAIN PROVISIONS OF OR AMENDMENTS TO THE BYLAWS ADOPTED BY THE BOARD SUBSEQUENT TO MAY 24, 2016

Pursuant to Section 8.3 of Article 8 of the Bylaws, the Board, by vote of a majority of the Whole Board (as defined in the Bylaws), is authorized to alter, amend, repeal or rescind the Bylaws without the approval of the Stockholders. Pursuant to Section 8.3 of the Bylaws, adoption of the Stockholder Proposal requires the affirmative vote of 66 2⁄3% of the voting power outstanding as of the Record Date.

Marcato believes that in order to ensure that the will of the Stockholders with respect to this proxy solicitation is upheld, no effect should be given to any provision of, or amendment to, the Bylaws unilaterally adopted by the Board after May 24, 2016. Stockholders are therefore being asked to adopt a resolution that would repeal any provision of the Bylaws or amendment to the Bylaws that the Board adopted or adopts without the approval of the Stockholders of the Company after May 24, 2016 and up to and including the date of the 2017 Annual Meeting, including, without limitation, any amendments the Board has adopted without public disclosure or might adopt in an effort to impede the effectiveness of Marcato’s nomination of the Nominees, negatively impact Marcato’s ability to solicit and/or obtain proxies from Stockholders, contravene the will of the Stockholders expressed in those proxies or modify the Company’s corporate governance regime.

On October 23, 2017, the Company amended and restated the Bylaws to decrease the number of authorized directors on the Board from ten (10) to nine (9). The Board also set the size of the Board at nine (9) directors. If this proposal were to be adopted, then this amendment to the Bylaws would no longer be effective and the number of authorized directors on the Board would revert to ten (10). However, the size of the Board would remain at nine (9) directors and a vacancy on the Board would not be created unless and until the Board increased the size of the Board to ten (10) directors.

Except as described above, Marcato is not currently aware of any other specific Bylaw provisions that would be repealed by the adoption of the Stockholder Proposal.

It is possible that, to the extent this proposal is lawfully approved, such approval could result in the repeal of yet to be adopted Bylaw provisions that are aligned with security holders’ interests. In the event of a legal challenge to this proposal, a court of competent jurisdiction would serve as arbiter.

Although adoption of this proposal could have the effect of repealing previously undisclosed Bylaw amendments, including those unrelated to the proposed election of the Nominees, without considering the beneficial nature, if any, of such amendments to the Stockholders, it would not repeal any such amendments that were approved by the Stockholders.

This proposal provides for the adoption of the resolution in the following form:

“RESOLVED, that each provision of, or amendment to, the Bylaws adopted by the Board without the approval of the Company’s stockholders subsequent to May 24, 2016 and prior to the approval of this resolution be, and they hereby are, repealed, effective as of the time this resolution is approved by the Company’s stockholders.”

WE STRONGLY URGE YOU TO VOTE “FOR” PROPOSAL NO. 2 AND TO USE THE GOLD PROXY CARD TO AUTHORIZE A PROXY TO VOTE “FOR” THE REPEAL OF EACH PROVISION OF OR AMENDMENT TO THE BYLAWS ADOPTED BY THE BOARD SUBSEQUENT TO MAY 24, 2016 AND PRIOR TO THE APPROVAL OF THIS RESOLUTION, WITHOUT THE APPROVAL OF THE STOCKHOLDERS.

PROPOSAL NO. 3—RATIFICATION OF THE APPOINTMENT OF KPMG AS THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

This proxy statement includes a proposal that the Stockholders vote to ratify the appointment of KPMG as the Company’s independent registered public accounting firm for fiscal year ending March 31, 2018. We recommend a vote “FOR” this matter and intend to vote our shares of Common Stock “FOR” this proposal.

Additional information regarding this proposal is contained in the Company’s proxy statement for the 2017 Annual Meeting.

PROPOSAL NO. 4—ADVISORY VOTE TO APPROVE THE FREQUENCY OF FUTURE ADVISORY VOTES ON THE COMPANY’S EXECUTIVE COMPENSATION PROGRAM

This proxy statement includes a proposal that the Stockholders vote to approve, on an advisory basis, the frequency of future advisory votes on the Company’s executive compensation program in accordance with the compensation disclosure rules of the SEC. We are recommending a vote for the approval, on an advisory basis, of a frequency of “ONE YEAR” for future advisory votes on the Company’s executive compensation program and intend to vote our shares of Common Stock for “ONE YEAR” on this proposal.

Additional information regarding this proposal is contained in the Company’s proxy statement for the 2017 Annual Meeting.

PROPOSAL NO. 5—ADVISORY VOTE TO APPROVE THE COMPENSATION OF THE COMPANY’S NAMED EXECUTIVE OFFICERS

This proxy statement includes a proposal that the Stockholders vote to approve, on a non-binding advisory basis, the compensation of those of the Company’s named executive officers in accordance with the compensation disclosure rules of the SEC. We recommend a vote “FOR” this matter and intend to vote our shares of Common Stock “FOR” this proposal.

Additional information regarding this proposal is contained in the Company’s proxy statement for the 2017 Annual Meeting.

OTHER PROPOSALS

Except as set forth in this proxy statement, we do not know of any other matters to be presented for approval by the Stockholders at the 2017 Annual Meeting. If, however, Marcato learns of any other proposals made at a reasonable time before the 2017 Annual Meeting, Marcato will either supplement this proxy statement and provide Stockholders with an opportunity to vote by proxy directly on such matters, or will not exercise discretionary authority with respect thereto. If other matters are properly presented thereafter, the persons named as proxies in the enclosed GOLD proxy card will vote the shares of Common Stock represented thereby in accordance with their discretion pursuant to the authority granted in the proxy.

NO APPRAISAL OR DISSENTER’S RIGHTS

Stockholders will not have rights of appraisal or similar dissenter’s rights with respect to any matters identified in this proxy statement to be acted upon at the 2017 Annual Meeting.

SOLICITATION OF PROXIES

The solicitation of proxies for the Nominees and the Stockholder Proposal will be made by Marcato and the Nominees. By virtue of Instruction 3 of Item 4 of Schedule 14A promulgated under the Exchange Act, Marcato and the Nominees are participants in the solicitation.

Proxies may be solicited by mail, facsimile, telephone, telegraph, electronic mail, internet, in person and by advertisements. All written soliciting materials, including any emails or scripts to be used in soliciting proxies, will be filed by Marcato under the cover of Schedule 14A on the date of first use. Solicitations may also be made by certain of the respective partners, directors, officers, members and employees of the members of Marcato, none of whom will, except as described in Annex A attached hereto or elsewhere in this proxy statement, receive additional compensation for such solicitation. The Nominees may make solicitations of proxies but, except as described herein, will not receive compensation for acting as Nominees.

D.F. King has been retained to provide solicitation and advisory services in connection with the 2017 Annual Meeting. D.F. King will receive a fee in an amount not to exceed $200,000 and reimbursement of reasonable documented out-of-pocket expenses for its services to Marcato in connection with the solicitation. Further, Marcato has agreed to pay an additional success fee in a range of $50,000 to $175,000, such final amount within the range to be determined by Marcato in its sole discretion, upon the election of any of the Nominees to the Board or the execution of a settlement agreement pursuant to which any Nominee is elected or appointed to the Board. Approximately 50 people may be employed by D.F. King to solicit proxies from the Stockholders for the 2017 Annual Meeting. Marcato has agreed to indemnify D.F. King in its capacity as solicitation agent against certain liabilities and expenses in connection with the solicitation. Arrangements will also be made with custodians, nominees and fiduciaries for forwarding proxy solicitation materials to beneficial owners of shares of Common Stock held as of the Record Date. Marcato will reimburse such custodians, nominees and fiduciaries for reasonable expenses incurred in connection therewith.

The entire expense of soliciting proxies for the 2017 Annual Meeting by Marcato or on behalf of the Participants is being borne by Marcato. Marcato intends to seek reimbursement of such solicitation expenses from the Company. Marcato does not intend to submit the question of such reimbursement to a vote of security holders of the Company. The Board, which will consist of all nine of the Nominees, if all are elected, would be required to evaluate and consider the requested reimbursement consistent with their fiduciary duties to the Company and the Stockholders. Marcato anticipates that the total expenses that it will incur in furtherance of, or in connection with, the solicitation of proxies for the 2017 Annual Meeting will be approximately $1,000,000. The actual amount could be higher or lower depending on the facts and circumstances arising in connection with any such solicitation. As of the date hereof, Marcato has incurred approximately $500,000 of solicitation expenses.

CERTAIN INFORMATION REGARDING THE PARTICIPANTS

Annex A hereto includes information pertaining to the Participants, including, as applicable, the name, present principal occupation or employment, business address and certain other information with respect to the Participants.

CERTAIN RELATIONSHIPS

Information as to any substantial interest, direct or indirect, by security holdings or otherwise of the Participants with respect to the Nomination Proposal is set forth herein. Except as otherwise set forth herein and in Annex A, which is incorporated herein by reference, none of the Participants beneficially owns any securities of the Company or has any personal ownership interest, direct or indirect, in any securities of the Company.

As of the date hereof, Marcato International is the direct record owner of 1,000 shares of Common Stock and the beneficial owner of 2,556,294 shares of Common Stock, constituting approximately 8.0% of the outstanding shares of Common Stock, and Marcato Encore Fund is the direct record owner of 0 shares of Common Stock and the beneficial owner of 146,237 shares of Common Stock, constituting approximately 0.5% of the outstanding shares of Common Stock, each based upon a total of 32,036,625 shares of Common Stock outstanding as of October 16, 2017 (based on information disclosed in the Company’s preliminary proxy statement on Schedule 14A filed on October 31, 2017).

In addition, as of the date hereof, Marcato Capital and Mr. McGuire may each be deemed to be the beneficial owners of 2,702,531 shares of Common Stock (the “Marcato Shares”), which constitute approximately 8.4% of the outstanding shares of Common Stock, based upon 32,036,625 shares of Common Stock outstanding as of October 16, 2017, as reported in the Company’s preliminary proxy statement on Schedule 14A filed on October 31, 2017. Marcato International may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) 2,556,294 shares of Common Stock, constituting approximately 8.0% of the outstanding shares of Common Stock, and, therefore, may be deemed to be the beneficial owner of such shares of Common Stock. Marcato Encore Fund may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) 146,237 shares of Common Stock, constituting approximately 0.5% of the outstanding shares of Common Stock and, therefore, may be deemed to be the beneficial owner of such shares of Common Stock. Marcato Capital, as the investment manager of Marcato International and the sole member of Marcato Encore LLC, which is the investment manager of Marcato Encore Fund, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Marcato Shares and, therefore, may be deemed to be the beneficial owner of the Marcato Shares. Marcato Encore LLC, as the investment manager of Marcato Encore Fund, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the 146,237 shares of Common Stock held by Marcato Encore Fund and, therefore, may be deemed to be the beneficial owner of such shares of Common Stock. By virtue of Mr. McGuire’s position as managing partner of Marcato Capital, Mr. McGuire may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Marcato Shares and, therefore, Mr. McGuire may be deemed to be the beneficial owner of the Marcato Shares.

The amount of each class of securities of the Company which each of the Participants own beneficially, directly or indirectly, is set forth below:

Name	Beneficial Ownership
Marcato International Master Fund, Ltd.	2,556,294 shares of Common Stock
Marcato Capital Management LP	2,702,531 shares of Common Stock
MCM Encore IM LLC	146,237 shares of Common Stock
Marcato Encore Master Fund, Ltd.	146,237 shares of Common Stock
Richard T. McGuire III	2,702,531 shares of Common Stock
Deborah M. Derby	0 shares of Common Stock
Kirsten J. Feldman	0 shares of Common Stock
Steve Fuller	0 shares of Common Stock
Matthew P. Hepler	0 shares of Common Stock
Robert D. Huth	0 shares of Common Stock
Jan R. Kniffen	0 shares of Common Stock
Mitchell A. Kosh	0 shares of Common Stock
Nathaniel J. Lipman	0 shares of Common Stock
Anne Waterman	0 shares of Common Stock

The date of purchase and number of shares of Common Stock purchased are set forth in Annex A to this proxy statement. Other than as disclosed in Annex A, Marcato International and the other Participants have not effected any transaction in securities of the Company in the past two years. Other than as disclosed herein, none of the Participants owns any securities of the Company of record but not beneficially. Other than as disclosed herein, as of the date hereof, no part of the purchase price or market value of any of the shares of Common Stock owned by Marcato is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such shares of Common Stock.

As reflected in more detail in Annex A, within the past year, Marcato Encore Fund established a short position with respect to 146,237 shares of Common Stock by borrowing shares of Common Stock from prime brokers and selling such shares of Common Stock in open market transactions. Such short sale transactions were effected between June 29, 2017 and July 7, 2017. Marcato Encore Fund will be required to return 146,237 shares of Common Stock to the lenders of such shares of Common Stock. The 146,237 shares of Common Stock that were sold short by Marcato Encore Fund were obtained by Marcato Encore Fund from prime brokers pursuant to customary securities lending agreements.

As reflected in more detail in Annex A, Marcato International is a party to (i) options to sell shares of Common Stock pursuant to American-style put options each with a strike price of $80 and exercisable through January 19, 2018 and (ii) options to sell shares of Common Stock pursuant to American-style call options each with a strike price of $80 and exercisable through January 19, 2018.

As reflected in more detail in Annex A, within the past year, certain of Marcato’s affiliates entered into cash-settled total return swaps with respect to shares of Common Stock (which, as indicated in Annex A, were subsequently sold by the Marcato affiliates). As of the date hereof, Marcato is not a party to any swap arrangements with respect to shares of Common Stock.

Other than as set forth in this proxy statement or in Annex A hereto, after reasonable inquiry, none of Marcato or the other Participants, including the Nominees, nor any of their respective associates or majority-owned subsidiaries, is, or has been within the past year, a party to any contract, arrangement or understanding with any person with respect to any securities of the Company including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profit, or the giving or withholding of proxies.

Other than as set forth in this proxy statement or in Annex A hereto, after reasonable inquiry, no Participant, and no associate of any Participant, owns beneficially, directly or indirectly, or of record but not beneficially, any securities of the Company, or any parent or subsidiary of the Company, nor has any Participant purchased or sold any securities of the Company within the last two years. Set forth in Annex A hereto are transactions in the Company’s securities effected by each of the Participants within the past two years.

Other than as set forth in this proxy statement or in Annex A hereto, no Participant and no associate of any Participant has had or will have a direct or indirect material interest in any transaction since the beginning of the Company’s last fiscal year or any currently proposed transactions in which the Company was or is to be a participant and the amount involved exceeds $120,000.

Other than as set forth in this proxy statement or in Annex A hereto, there are no material proceedings in which the Nominees or any of their respective associates is a party adverse to the Company or any of its subsidiaries, or material proceedings in which such Nominee or any such associate has a material interest adverse to the Company or any of its subsidiaries.

There exist no family relationships between any Nominee and any director or executive officer of the Company.

The Nominees may be deemed to have an interest in their nominations for election to the Board by virtue of compensation the Nominees will receive from the Company as a director, if elected to the Board, and as described elsewhere in this proxy statement. Marcato expects that the Nominees, if elected, will be indemnified for service as directors of the Company to the same extent indemnification is provided to the current directors of the Company under the Bylaws and the Charter. Marcato also believes that, upon election, the Nominees will be covered by the Company’s officer and director liability insurance.

Mr. McGuire and Mr. Hepler could be considered to have an indirect interest in the Nomination Proposal and the Stockholder Proposal as described below. Mr. McGuire is the managing partner of Marcato Capital and Mr. Hepler is a partner at Marcato Capital, which is the investment manager of Marcato International and sole member of Marcato Encore LLC, which is the investment manager of Marcato Encore Fund. Through this role, Mr. McGuire and Marcato Capital control the investment and voting decisions of Marcato International and Marcato Encore Fund with respect to any securities held by Marcato International and Marcato Encore Fund, including any shares of Common Stock held by Marcato International and Marcato Encore Fund. Marcato Capital is, pursuant to an investment management agreement with Marcato International and Marcato Encore Fund, entitled to management fees that are customary in the investment management industry from Marcato International and Marcato Encore Fund, which fees are based in part on the value of Marcato International’s and Marcato Encore Fund’s investment portfolios, of which shares of Common Stock form a part as of the date of this proxy statement. An entity controlled by Mr. McGuire is also entitled to performance-based fees that are customary in the investment management industry from Marcato International, which are based on the increase in value of Marcato International’s and Marcato Encore Fund’s investment portfolios, of which shares of the Company form a part as of the date of this proxy statement. Mr. McGuire is entitled to portions of such fees through his direct or indirect equity interests in such fee recipients and, as such, could be considered to have an interest in the Nomination Proposal and the Stockholder Proposal.

None of the Nominees is a current or former officer of the Company and none of the Nominees was an employee of the Company during fiscal year 2017. During fiscal year 2017, no executive officer of the Company served as a member of the compensation committee (or other board committee performing equivalent functions or, in the absence of any such committee, the entire board of directors) of another entity of which any Nominee was an executive officer. There exist no interlocking relationships that would have required disclosure under Item 407(e)(4) of Regulation S-K, had the Nominees been directors of the Company.

CERTAIN ADDITIONAL INFORMATION

Please refer to the Company’s proxy statement for the 2017 Annual Meeting and annual report for certain information and disclosure required by applicable law. This information and disclosure includes, among other things, securities of the Company held by the Company’s directors, nominees, Management and 5% Stockholders, certain biographical information on the Company’s directors and executive officers, information concerning all matters requiring the approval of Stockholders, including the election of directors, information concerning executive compensation, information concerning the Company’s procedures for nominating directors, information concerning the committees of the Company’s Board and other information concerning the Company’s Board, information on how to obtain directions to be able to attend the 2017 Annual Meeting and vote in person and procedures for submitting proposals for inclusion in the Company’s proxy statement at the next annual meeting. Information concerning the date by which proposals of security holders intended to be presented at the next annual meeting of Stockholders must be received by the Company for inclusion in the Company’s proxy statement and form of proxy for that meeting is also contained in the Company’s proxy statement. This information is contained in the Company’s public filings and Stockholders should refer to the Company’s proxy statement for the 2017 Annual Meeting and its other public filings in order to review this disclosure.

Some banks, brokers and other nominee record holders may be participating in the practice of “householding” proxy statements and annual reports. This means that only one copy of this proxy statement may have been sent to multiple Stockholders in your household. We will promptly deliver a separate copy of the document to you if you write or call our proxy solicitor, D.F. King & Co., Inc., 48 Wall Street, 22nd Floor, New York, New York 10005. Stockholders may call toll-free at (800) 761-6521. Banks and Brokers may call collect at (212) 269-5550. If you want to receive separate copies of our proxy materials in the future, or if you are receiving multiple copies and would like to receive only one copy for your household, you should contact your bank, broker or other nominee record holder, or you may contact our proxy solicitor at the above address and phone number.

This proxy statement is dated         , 2017. You should not assume that the information contained in this proxy statement is accurate as of any date other than such date, and the mailing of this proxy statement to Stockholders shall not create any implication to the contrary.

You are advised to read this proxy statement and other relevant documents when they become available because they will contain important information. You may obtain a free copy of this proxy statement and other relevant documents that we file with the SEC at the SEC’s website at www.sec.gov or www.[●].com or by calling D.F. King at the address and phone number indicated above.

Please refer to the Company’s proxy statement for the 2017 Annual Meeting and annual report filed with the SEC for certain additional information and disclosure required to be made by the Company in connection with the 2017 Annual Meeting and in accordance with applicable law.

YOUR VOTE IS IMPORTANT, NO MATTER HOW FEW SHARES OF COMMON STOCK YOU OWN. WE URGE YOU TO SIGN, DATE, AND RETURN THE ENCLOSED GOLD PROXY CARD TODAY TO VOTE “FOR” THE ELECTION OF THE NOMINEES AND “FOR” THE REPEAL OF EACH PROVISION OF OR AMENDMENT TO THE BYLAWS ADOPTED BY THE BOARD SUBSEQUENT TO MAY 24, 2016 AND PRIOR TO THE APPROVAL OF THIS RESOLUTION, WITHOUT THE APPROVAL OF THE STOCKHOLDERS.

STOCKHOLDER PROPOSALS

According to the Company’s proxy statement for the 2017 Annual Meeting, a stockholder may submit a proposal for inclusion in the Company’s proxy materials for the 2018 Annual Meeting in accordance with Rule 14a-8 under the Exchange Act as amended. Such a proposal must be received by the Company’s Corporate Secretary (and be delivered to the Company’s corporate headquarters located at 250 Coromar Drive, Goleta, California 93117) no later than [●], 2018. To be eligible to submit such a proposal for inclusion in the Company’s proxy materials for an annual meeting of stockholders pursuant to Rule 14a-8, a stockholder must be a holder of either: (1) at least $2,000 in market value or (2) 1% of the Company’s common stock entitled to be voted on the proposal, and must have held such shares for at least one year, and continue to hold those shares through the date of such annual meeting. Such proposal must also meet the other requirements of the rules of the SEC relating to stockholder proposals, including Rule 14a-8, including the permissible number and length of proposals, the circumstances in which the Company is permitted to exclude proposals and other matters governed by such rules and regulations.

In addition, according to the Company’s proxy statement for the 2017 Annual Meeting, for any proposal that is not submitted for inclusion in the Company’s next year’s proxy statement, but is instead sought to be presented directly at the 2018 Annual Meeting, notice of intent to present such proposal must be delivered to the Company’s corporate headquarters located at 250 Coromar Drive, Goleta, California 93117 no later than 90 days in advance of the 2018 Annual Meeting. In addition, such notice must satisfy the conditions for such proposals set forth in the Company’s Amended and Restated Bylaws, which contain requirements with respect to advance notice of director nominations and other stockholder proposals.

The information set forth above regarding the procedures for submitting stockholder proposals for consideration at the 2018 Annual Meeting is based on information contained in the Company’s proxy statement and the Company’s Amended and Restated Bylaws. The incorporation of this information in this Proxy Statement should not be construed as an admission by any of the Participants that such procedures are legal, valid or binding.

INCORPORATION BY REFERENCE

WE HAVE OMITTED FROM THIS PROXY STATEMENT CERTAIN DISCLOSURE REQUIRED BY APPLICABLE LAW THAT IS EXPECTED TO BE INCLUDED IN THE COMPANY’S PROXY STATEMENT RELATING TO THE 2017 ANNUAL MEETING BASED ON OUR RELIANCE ON RULE 14a-5(c) UNDER THE EXCHANGE ACT. THIS INFORMATION AND DISCLOSURE IS EXPECTED TO INCLUDE, AMONG OTHER THINGS, CERTAIN BIOGRAPHICAL INFORMATION ON THE COMPANY’S DIRECTORS AND EXECUTIVE OFFICERS, INFORMATION CONCERNING ALL MATTERS REQUIRING THE APPROVAL OF STOCKHOLDERS, INCLUDING THE ELECTION OF DIRECTORS, INFORMATION CONCERNING EXECUTIVE COMPENSATION, INFORMATION CONCERNING CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS, INFORMATION CONCERNING THE COMPANY’S PROCEDURES FOR NOMINATING DIRECTORS, INFORMATION CONCERNING THE COMMITTEES OF THE BOARD AND OTHER INFORMATION CONCERNING THE BOARD, INFORMATION ON HOW TO OBTAIN DIRECTIONS TO BE ABLE TO ATTEND THE 2017 ANNUAL MEETING AND VOTE IN PERSON AND PROCEDURES FOR SUBMITTING PROPOSALS FOR INCLUSION IN THE COMPANY’S PROXY STATEMENT FOR THE NEXT ANNUAL MEETING. INFORMATION CONCERNING THE DATE BY WHICH PROPOSALS OF SECURITY HOLDERS INTENDED TO BE PRESENTED AT THE NEXT ANNUAL MEETING OF STOCKHOLDERS MUST BE RECEIVED BY THE COMPANY FOR INCLUSION IN THE COMPANY’S PROXY STATEMENT AND FORM OF PROXY FOR THAT MEETING IS ALSO CONTAINED IN THE COMPANY’S PROXY STATEMENT. THIS INFORMATION IS CONTAINED IN THE COMPANY’S PUBLIC FILINGS AND STOCKHOLDERS SHOULD REFER TO THE COMPANY’S PROXY STATEMENT FOR THE 2017 ANNUAL MEETING AND ITS OTHER PUBLIC FILINGS IN ORDER TO REVIEW THIS DISCLOSURE. THE INFORMATION CONCERNING THE COMPANY CONTAINED IN THIS PROXY STATEMENT HAS BEEN TAKEN FROM, OR IS BASED UPON, PUBLICLY AVAILABLE DOCUMENTS ON FILE WITH THE SEC AND OTHER PUBLICLY AVAILABLE INFORMATION. ALTHOUGH WE HAVE NO KNOWLEDGE THAT WOULD INDICATE THAT STATEMENTS RELATING TO THE COMPANY CONTAINED IN THIS PROXY STATEMENT IN RELIANCE UPON PUBLICLY AVAILABLE INFORMATION ARE INACCURATE OR INCOMPLETE, TO DATE WE HAVE NOT HAD ACCESS TO THE BOOKS AND RECORDS OF THE COMPANY, WERE NOT INVOLVED IN THE PREPARATION OF SUCH INFORMATION AND STATEMENTS AND ARE NOT IN A POSITION TO VERIFY SUCH INFORMATION AND STATEMENTS. ALL INFORMATION RELATING TO ANY PERSON OTHER THAN THE PARTICIPANTS IS GIVEN ONLY TO OUR KNOWLEDGE. SEE ANNEX C FOR INFORMATION REGARDING PERSONS WHO BENEFICIALLY OWN MORE THAN 5% OF THE SHARES OF COMMON STOCK AND THE OWNERSHIP OF THE SHARES OF COMMON STOCK BY THE DIRECTORS AND MANAGEMENT OF THE COMPANY.

                    , 2017

Thank you for your support.

MARCATO INTERNATIONAL MASTER FUND, LTD.

MARCATO CAPITAL MANAGEMENT LP

MCM ENCORE IM LLC

MARCATO ENCORE MASTER FUND, LTD.

RICHARD T. MCGUIRE III

DEBORAH M. DERBY

KIRSTEN J. FELDMAN

STEVE FULLER

MATTHEW P. HEPLER

ROBERT D. HUTH

JAN ROGERS KNIFFEN

MITCHELL A. KOSH

NATHANIEL J. LIPMAN

ANNE WATERMAN

ANNEX A

INFORMATION CONCERNING THE PARTICIPANTS IN THIS SOLICITATION

Marcato International, Marcato Capital, Marcato Encore LLC, Marcato Encore Fund, Richard T. McGuire III, Deborah M. Derby, Kirsten J. Feldman, Steve Fuller, Matthew P. Hepler, Robert D. Huth, Jan Rogers Kniffen, Mitchell A. Kosh, Nathaniel J. Lipman and Anne Waterman comprise the “Participants” in this solicitation.

Except as described herein or in the proxy statement, none of the Participants beneficially own any securities of the Company or have any personal ownership interest, direct or indirect, in any securities of the Company. Set forth in this Annex A are transactions in the Company’s securities effected by the Participants hereto within the past two years. Marcato used its own assets and assets under its management to purchase the shares of Common Stock beneficially owned by them and Mr. McGuire. The shares of Common Stock owned by Marcato have been held in brokerage custodian accounts which, from time to time in the ordinary course, may have utilized margin borrowing in connection with purchasing, borrowing or holding of securities, and such shares of Common Stock may thereby have been subject to the terms and conditions of such margin debt and terms, together with all other securities held therein. No shares of Common Stock are currently held by any Participant other than Marcato in accounts utilizing margin borrowing. Except as described herein or in the proxy statement, as of the date hereof, no part of the purchase price or market value of any of the shares of Common Stock held by Marcato is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such shares of Common Stock.

During the past ten years, no Participant has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Except as described herein or in the proxy statement, no Participant is, or has been within the past year, a party to any contract, arrangement or understanding with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profit, or the giving or withholding of proxies.

Except as described herein or in the proxy statement, no Participant is the record or beneficial owner of any securities of the Company, or any parent or subsidiary of the Company.

None of the Nominees has been involved in any legal proceedings during the past ten years that would be required to be disclosed under Item 401(f) of Regulation S-K promulgated under the Exchange Act and that are material to an evaluation of the ability or integrity of any such nominee to become a director of the Company.

PERSONS MAKING THIS SOLICITATION AND OTHER PARTICIPANTS:

The name, principal business address and the principal occupation or employment of Marcato and the other Participants is set forth below.

MARCATO CAPITAL MANAGEMENT LP

Marcato Capital Management LP is a Delaware limited partnership whose principal business address is Four Embarcadero Center, Suite 2100, San Francisco, CA 94111. The principal business of Marcato Capital Management LP is to act as investment manager and provide administrative and management services to Marcato International Master Fund, Ltd.

MARCATO INTERNATIONAL MASTER FUND, LTD.

Marcato International Master Fund, Ltd. is a Cayman Islands exempted company whose principal business address is c/o Marcato Capital Management LP, Four Embarcadero Center, Suite 2100, San Francisco, CA 94111. The principal business of Marcato International Master Fund, Ltd. is to purchase, sell, trade and invest in securities.

MCM ENCORE IM LLC

MCM Encore IM LLC is a Delaware Limited Liability Company whose principal business address is c/o Marcato Capital Management LP, Four Embarcadero Center, Suite 2100, San Francisco, CA 94111. The principal business of MCM Encore IM LLC is to provide administrative and management services to Marcato Encore Master Fund, Ltd.

MARCATO ENCORE MASTER FUND, LTD.

Marcato Encore Master Fund, Ltd. is a Cayman Islands exempted company whose principal business address is c/o Marcato Capital Management LP, Four Embarcadero Center, Suite 2100, San Francisco, CA 94111. The principal business of Marcato Encore Master Fund, Ltd. is to purchase, sell, trade and invest in securities.

RICHARD T. MCGUIRE III

Richard T. McGuire III, a United States citizen, is the founder and managing partner of Marcato Capital Management LP, the investment manager of Marcato International Master Fund, Ltd. Mr. McGuire’s principal business address is Four Embarcadero Center, Suite 2100, San Francisco, CA 94111.

DEBORAH M. DERBY

Deborah M. Derby, a United States citizen, is President of the Horizon Group USA. Ms. Derby’s principal business address is 45 Technology Drive, Warren, NJ 07059.

KIRSTEN J. FELDMAN

Kirsten J. Feldman, a United States and Canadian citizen, is the former Managing Director and head of Morgan Stanley’s Global Retail Group and a former Advisory Director in the Investment Banking Division of Morgan Stanley. Ms. Feldman’s principal business address is 876 Park Avenue, 9S, New York, NY 10075.

STEVE FULLER

Steve Fuller, a United States citizen, is the former Senior Vice-President and Chief Marketing Officer of L.L. Bean, Inc. Mr. Fuller’s principal business address is 7 Dash Landing, Freeport, ME 04032.

MATTHEW P. HEPLER

Matthew P. Hepler, a United States citizen, is a Partner at Marcato Capital Management LP, the investment manager of Marcato International Master Fund, Ltd. Mr. Hepler’s principal business address is Four Embarcadero Center, Suite 2100, San Francisco, CA 94111.

ROBERT D. HUTH

Robert D. Huth, a United States citizen, is the former President and Chief Executive Officer of David’s Bridal, Inc. Mr. Huth’s principal business address is 1240 Ridgewood Road, Bryn Mawr, PA 19010.

JAN R. KNIFFEN

Jan R. Kniffen, a United States citizen, is the founder and Chief Executive Officer of J. Rogers Kniffen Worldwide Enterprises LLC. Mr. Kniffen’s principal business address is 19 Boulder Brook Road, Greenwich, CT 06830.

MITCHELL A. KOSH

Mitchell A. Kosh, a United States citizen, is the former Executive Vice President and Chief Administrative Officer and head of Global Human Resources of Ralph Lauren Corporation. Mr. Kosh’s principal business address is 14 Hemmelskamp Road, Wilton, CT 06897.

NATHANIEL J. LIPMAN

Nathaniel J. Lipman, a United States citizen, is the former President, Chief Executive Officer and Executive Chairman of Affinion. Mr. Lipman’s principal business address is 624 N. Sierra Drive, Beverly Hills, CA 90210.

ANNE WATERMAN

Anne Waterman, a United States citizen, is the former Senior Vice President, Global Image and Senior Vice President, Fashion Director at Michael Kors and currently an independent consulting advising brands on strategy, creative and product development. Ms. Waterman’s principal business address is 3300 Washington Street, San Francisco, CA 94118.

TRANSACTIONS IN THE SECURITIES OF THE COMPANY:

Other than as set forth herein, no Participant is the record or beneficial owner of any securities of the Company, or any parent or subsidiary of the Company.

Other than as set forth herein, no Participant has effected any transactions in any securities of the Company in the last two years.

As of the date hereof, Marcato International is the direct record owner of 1,000 shares of Common Stock and the beneficial owner of 2,556,294 shares of Common Stock; Marcato Encore LLC and Marcato Encore Fund are the beneficial owners of 146,237 shares of Common Stock; Marcato Capital and Mr. McGuire are the beneficial owners of 2,702,531 shares of Common Stock; and the Nominees are the record and beneficial owner of 0 shares of Common Stock.

Marcato International Master Fund, Ltd.

Trade Date	Buy/Sell	Trade Quantity	Net Price	Security Description
02/03/2017	Buy	1,107,833	45.84	Common Stock
02/03/2017	Buy	79,829	46.11	Equity Swap
02/06/2017	Buy	372,461	46.16	Common Stock
02/06/2017	Buy	160,171	46.13	Equity Swap
02/07/2017	Buy	266,000	46.28	Common Stock
02/09/2017	Buy	60,000	52.28	Equity Swap
02/09/2017	Sell	(60,000)	52.28	Common Stock
02/28/2017	Buy	225,000	52.79	Equity Swap
06/14/2017	Buy	75,000	69.12	Common Stock
06/14/2017	Sell	(75,000)	69.08	Equity Swap
06/15/2017	Buy	25,000	69.05	Common Stock
06/15/2017	Sell	(22,340)	68.86	Equity Swap
06/16/2017	Buy	20,000	68.44	Common Stock
06/16/2017	Sell	(20,000)	68.42	Equity Swap
06/29/2017	Sell	(40,000)	67.98	Equity Swap
06/30/2017	Sell	(35,000)	68.46	Equity Swap
07/05/2017	Sell	(29,629)	68.13	Equity Swap

Trade Date	Buy/Sell	Trade Quantity		Net Price	Security Description
07/06/2017	Sell	(31,658)		66.60	Equity Swap
07/07/2017	Sell	(9,950)		67.11	Equity Swap
07/10/2017	Sell	(25,000)		67.06	Equity Swap
07/11/2017	Sell	(66,551)		66.68	Equity Swap
07/12/2017	Sell	(86,400)		66.15	Equity Swap
07/13/2017	Sell	(24,160)		65.62	Equity Swap
07/14/2017	Sell	(34,425)		65.13	Equity Swap
07/17/2017	Sell	(24,887)		65.66	Equity Swap
10/16/2017	Buy	750,000		64.58	Common Stock
10/16/2017	Buy	750,000	(1)	16.08	American Put Option
10/26/2017	Sell	(750,000	)(2)	1.55	American Call Option

Marcato Encore Master Fund, Ltd.

Trade Date	Buy/Sell	Trade Quantity	Net Price	Security Description
02/03/2017	Buy	163,885	45.77	Common Stock
02/28/2017	Buy	51,000	52.81	Common Stock
06/13/2017	Sell	(36,517)	69.33	Common Stock
06/14/2017	Sell	(49,187)	69.21	Common Stock
06/15/2017	Sell	(24,296)	69.00	Common Stock
06/27/2017	Buy	41,352	67.52	Common Stock
06/29/2017	Sell	(40,000)	67.94	Common Stock (short position)
06/30/2017	Sell	(33,752)	68.46	Common Stock (short position)
07/05/2017	Sell	(28,780)	68.06	Common Stock (short position)
07/06/2017	Sell	(33,522)	66.64	Common Stock (short position)
07/07/2017	Sell	(10,183)	67.07	Common Stock (short position)

1.	Represents shares underlying American-style put options that are exercisable through January 19, 2018.

2.	Represents shares underlying American-style call options that are exercisable through January 19, 2018.

Transactions by Nominees

Deborah M. Derby has had no transactions with respect to the Company’s securities during the past two years.

Kirsten J. Feldman has had no transactions with respect to the Company’s securities during the past two years.

Steve Fuller has had no transactions with respect to the Company’s securities during the past two years.

Matthew P. Hepler has had no transactions with respect to the Company’s securities during the past two years.

Robert D. Huth has had no transactions with respect to the Company’s securities during the past two years.

Jan R. Kniffen has had no transactions with respect to the Company’s securities during the past two years.

Mitchell A. Kosh has had no transactions with respect to the Company’s securities during the past two years.

Nathaniel J. Lipman has had no transactions with respect to the Company’s securities during the past two years.

Anne Waterman has had no transactions with respect to the Company’s securities during the past two years.

ANNEX B

FORM OF ENGAGEMENT AND INDEMNIFICATION AGREEMENT

ENGAGEMENT AND INDEMNIFICATION AGREEMENT, dated as of September     , 2017 (this “Agreement”), by and between Marcato Capital Management, LP on behalf of the funds it advises (“Marcato”) and                 (“Nominee”).

WHEREAS, Marcato has asked Nominee, and Nominee has agreed, to be (i) a member of the slate of nominees (the “Slate”) of Marcato for election to the Board of Directors (the “Board of Directors”) of Deckers Outdoor Corporation, a Delaware corporation (the “Company”), at the 2017 annual meeting of stockholders of the Company (including any adjournments or postponements thereof) (the “Annual Meeting”) and/or at any special meeting of the stockholders of the Company (including any adjournments or postponements thereof) (a “Special Meeting”) and (ii) named as such in the proxy soliciting materials related to the Annual Meeting and/or a Special Meeting;

WHEREAS, Marcato may solicit proxies from the stockholders of the Company in support of Nominee’s election as a director of the Company at the Annual Meeting and/or a Special Meeting (the “Solicitation”); and

WHEREAS, Nominee has agreed to serve as a director of the Company if so elected at the Annual Meeting and/or a Special Meeting or appointed by other means.

NOW, THEREFORE, in consideration of the foregoing and with the understanding on the part of Marcato that Nominee is relying on this Agreement in agreeing to be a nominee as aforesaid and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

1. Certain Definitions. As used in this Agreement, the following terms shall have the meanings indicated below:

“Claim” means any threatened, pending or completed action, suit or proceeding (whether civil, criminal, administrative, formal or informal, investigative or other), whether instituted by Marcato, the Company or any other party, or any inquiry or investigation that Nominee in good faith believes might lead to the institution of any such action, suit or proceeding.

“Expenses” means all reasonable out-of-pocket attorneys’ fees and all other reasonable out-of-pocket fees, costs, and expenses paid or incurred in connection with the Solicitation or related matters, as applicable, including without limitation, investigating, defending or participating in (as a party, witness or otherwise, including on appeal), or preparing to defend or participate in, any Claim relating to any Indemnifiable Event, including the reasonable out-of-pocket costs and expenses of Nominee incurred in connection with seeking enforcement of this Agreement in the event that Nominee is successful in such enforcement action, in each case except to the extent arising out of or resulting from Nominee’s willful violation of state or federal law in connection with the Solicitation, gross negligence, willful misconduct, bad faith or a material misstatement or omission in any information provided by Nominee in connection with the Solicitation, and in each case to the extent not otherwise covered by insurance or indemnification from another source (including, without limitation, the Company).

“Indemnifiable Event” means any event or occurrence arising out of, or any action taken or omitted to be taken in connection with, the Solicitation or being a member of the Slate, in each case except to the extent arising out of or resulting from Nominee’s willful violation of state or federal law in connection with the Solicitation, gross negligence, willful misconduct, bad faith or a material misstatement or omission in the information provided by the Nominee in connection with the Solicitation and in each case to the extent not otherwise covered by insurance or indemnification from another source (including, without limitation, the Company).

“Loss or Losses” means any and all damages, judgments, fines, penalties, amounts paid or payable in settlement, deficiencies, losses and Expenses (including all interest, assessments, and other charges paid or payable in connection with or in respect of such Losses), in each case except to the extent arising out of or resulting from Nominee’s willful violation of state or federal law in connection with the Solicitation, gross negligence, willful misconduct, bad faith or a material misstatement or omission in the information provided by the Nominee in connection with the Solicitation, and in each case to the extent not otherwise covered by insurance or indemnification from another source (including, without limitation, the Company).

2. Agreement to be Named and Serve; Consideration. Nominee hereby agrees to (a) be a nominee for election to the Board of Directors of the Company at the Annual Meeting and/or a Special Meeting, (b) be named as such in the proxy soliciting materials related to the Annual Meeting and/or a Special Meeting, (c) serve as a director of the Company if so elected at the Annual Meeting and/or a Special Meeting or appointed by other means, (d) devote the time and energy necessary to participate in the Solicitation as requested by Marcato, subject to reasonable attempts to accommodate Nominee’s other professional responsibilities and avoid conflicts with Nominee’s pre-existing schedule, by Nominee making him or herself available to attend and participate in meetings with, interviews with and presentations to stockholders, analysts, fund managers, representatives of nominee holders, proxy advisory firms, members of the media, and other persons Marcato may reasonably request in connection with the Solicitation, the election of the Slate or any stockholder resolutions Marcato may determine to bring before the Company’s stockholders in connection with the Solicitation and (e) subject to Section 4 below, reasonably cooperate with Marcato in connection with any litigation or investigation arising out of or related to the Solicitation, including the nomination of the Slate, and subject to reasonable attempts to accommodate Nominee’s other professional responsibilities and avoid conflicts with Nominee’s pre-existing schedule, to be reasonably available to respond to and participate as reasonably necessary in any such action or investigation. Marcato will pay Nominee $50,000 upon execution of this Agreement and, if Nominee serves on the Slate and does not withdraw, Marcato will pay Nominee $50,000 upon the earlier to occur of (i) Nominee’s election to the Board of Directors by the Company’s stockholders, (ii) Nominee’s appointment to the Board of Directors pursuant to an agreement between the Company and Marcato or (iii) Nominee not being elected as a director of the Company following a Solicitation in which Marcato nominated (and did not withdraw) Nominee for election to the Company’s Board of Directors. Except as set forth herein, the parties hereto agree that Nominee shall not be entitled to receive any cash or other consideration from Marcato in respect of Nominee’s agreements contained herein, whether or not Nominee is elected to the Board of Directors of the Company.

3. Questionnaires; Disclosure of Information. Nominee hereby agrees (a) to promptly complete and sign the questionnaire requesting information relating to Nominee’s background and qualifications (the “Questionnaire”) and the written representation and agreement (the “Representation and Agreement”), each in the form provided by the Company to Marcato pursuant to Section 2.8(D) of Article II of the Company’s bylaws, (b) that Nominee’s responses in the Questionnaire and the representations made in the Representation and Agreement will be true, complete and correct in all material respects and will not omit any material information, (c) that Nominee will provide true and complete information concerning such other matters as are required or customary to be disclosed regarding Nominee, his or her nomination to the Board of Directors or the Solicitation under (i) the Company’s bylaws or (ii) pursuant to the rules and regulations contained in the Securities Exchange Act of 1934, as amended, or the rules and regulations promulgated thereunder, (d) that Nominee will promptly provide any additional information as may be requested by Marcato, such information to be true and correct and not omit any material information, and (e) that Nominee will promptly notify Marcato of any changes or updates to any information provided by Nominee to Marcato pursuant to this Section 3. Nominee further agrees that Marcato may forward the Representation and Agreement and the Questionnaire to the Company, and Marcato may at any time, in its discretion, publicly disclose such information, as well as the existence and contents of this Agreement. Furthermore, Nominee understands that Marcato may elect, at its expense, to conduct a background and reference check of Nominee and Nominee agrees to complete and execute any necessary authorization forms or other documents required in connection therewith.

4. Indemnification.

(a) In the event Nominee was, is or becomes a party to or other participant in, or is threatened to be made a party to or other participant in, a Claim by reason of (or arising or allegedly arising in any manner out of or relating to in whole or in part) an Indemnifiable Event, Marcato, to the fullest extent permitted by applicable law, shall indemnify and hold harmless Nominee from and against any and all Losses suffered, incurred or sustained by Nominee or to which Nominee becomes subject, arising out of such Claim (it being understood and agreed that except as provided in Section 4(c) with respect to Expenses, reimbursements of any such Losses payable hereunder shall be made as soon as practicable but in any event no later than 30 days after written request is made to Marcato accompanied by supporting documentation).

Nominee shall give Marcato prompt written notice of any Claim (accompanied by such reasonable supporting documentation as may be in Nominee’s possession) as soon as Nominee becomes aware thereof.

(b) In the case of the commencement of any Claim against Nominee in respect of which he or she may seek indemnification from Marcato hereunder, Marcato will be entitled to participate therein, including, without limitation, the negotiation and approval of any settlement of such Claim. In addition, Marcato shall have the right to assume control of the defense of such Claim with counsel chosen by Marcato. To the extent that Marcato may wish to assume the defense of any Claim against Nominee in respect of which Nominee may seek indemnification from Marcato hereunder, Marcato shall provide Nominee with written notice of Marcato’s election to assume the defense of such Claim. From and after such election by Marcato to assume defense of a Claim, Marcato will not be liable to Nominee under this Agreement for any Expenses subsequently incurred by Nominee in connection with the defense thereof other than reasonable costs of investigation and preparation therefor (including, without limitation, appearing as a witness and reasonable fees and expenses of legal counsel in connection therewith). If in any action for which indemnity may be sought hereunder Marcato shall not have timely assumed the defense thereof with counsel reasonably satisfactory to Nominee, or Nominee shall have been advised by his or her independent counsel in writing that it would constitute a conflict of interest for the same counsel to represent both Nominee and Marcato in such action, or if Nominee has been advised by independent counsel that Nominee has separate or additional defenses than those available to Marcato with regard to such action, Nominee shall have the right to employ his or her own counsel reasonably satisfactory to Marcato in such action, in which event Marcato shall pay directly or reimburse Nominee for any costs not paid directly for all reasonable out-of-pocket legal fees and expenses incurred by Nominee in connection with the defense thereof; provided, however, that Marcato shall be obligated to pay for only one firm to serve as counsel for all of Marcato’s nominees for election to the Board of Directors. Nominee shall not settle any action without the prior written consent of Marcato, which consent shall not be unreasonably delayed or withheld. Marcato shall not settle any Claim in any manner that would impose any expense, penalty, obligation or limitation on Nominee, or would contain language (other than a recitation of any amounts to be paid in settlement) that could reasonably be viewed as an acknowledgment of wrongdoing on the part of Nominee, without Nominee’s prior written consent (which consent shall not be unreasonably withheld).

(c) Nominee’s right to indemnification pursuant to this Section 4 shall include the right of Nominee to be advanced by Marcato any Expenses incurred in connection with any Indemnifiable Event as such expenses are incurred by Nominee; provided, however, that all amounts advanced in respect of such Expenses shall be promptly repaid to Marcato by Nominee to the extent it shall ultimately be determined in a final judgment by a court of competent jurisdiction that Nominee is not entitled to be indemnified for or advanced such Expenses. The indemnification and reimbursement arrangements contemplated herein shall only take effect if Nominee is publicly named as a member of the Slate.

(d) Notwithstanding any other provision of this Agreement to the contrary, the indemnity and expense reimbursement obligations of Marcato provided by this Agreement will not apply to any event or occurrence (i) prior to the date hereof or subsequent to the conclusion of the Solicitation or such earlier time as Nominee is no longer a member of the Slate, or (ii) relating to or directly or indirectly arising out of Nominee’s service as a director of the Company.

5. Publicity. From and after the date hereof until the date on which Nominee is elected or appointed to serve as a Director, Nominee shall coordinate with Marcato with respect to Nominee’s public disclosures regarding the Solicitation, including press releases, public announcements and statements or disclosures to the media concerning this Agreement, the Solicitation or any of the matters contemplated hereby by using commercially reasonable efforts to notify Marcato with respect to any planned media engagements, and to the extent feasible, to coordinate with Marcato on the text of such disclosures or topics to be discussed in connection with such engagements.

6. No Agency. Each of Marcato and Nominee acknowledges that Nominee is not acting as an agent of Marcato or in a fiduciary capacity with respect to Marcato and that Nominee is not assuming any duties or obligations to Marcato other than those expressly set forth in this Agreement. Nothing contained herein shall be construed as creating, or be deemed to create, the relationship of employer and employee between the parties, nor any agency and nothing contained herein shall entitle Nominee to any compensation from Marcato. Each of Marcato and Nominee further acknowledges that, should Nominee be elected to the Board of Directors of the Company, Nominee will be acting as a director of the Company, on behalf of the Company and all of its stockholders, independent of and not controlled by Marcato, and all of Nominee’s activities and decisions as a director of the Company will be governed by applicable law and subject at all times to his or her fiduciary duties to the Company and its stockholders. Nothing in this Agreement is intended to or shall govern or restrict Nominee’s decisions or conduct as a Company director, which shall be based on Nominee’s independent business judgment. Each of Marcato and Nominee further acknowledges that there is no agreement between or among them regarding the voting or holding of any shares of the Company.

7. Amendment, Etc. No supplement, modification or amendment of this Agreement shall be binding unless executed in a writing signed by the parties hereto. No waiver of any provision of this Agreement shall be deemed or shall constitute a waiver of any other provisions hereof (whether or not similar) nor shall such waiver constitute a continuing waiver. The parties may not waive or vary any right hereunder except by an express written waiver or variation. Any failure to exercise or any delay in exercising any such rights, or any partial or defective exercise of any such rights, shall not operate as a waiver or variation of that or any other such right. The waiver by one party of any breach of this Agreement by another party shall not be deemed a waiver of any other prior or subsequent breach of this Agreement.

8. Subrogation. In the event of payment under this Agreement, Marcato shall be subrogated to the extent of such payment to all of the rights of recovery of Nominee, and Nominee shall execute all papers required and shall do everything that may be necessary to secure such rights, including the execution of such documents necessary to enable Marcato effectively to bring suit to enforce such rights.

9. No Duplication of Payments. Marcato shall not be liable under this Agreement to make any payment in connection with a Claim made against Nominee to the extent Nominee has otherwise actually received payment (under any insurance policy, by-law or otherwise) of the amounts otherwise indemnifiable hereunder. In addition, Nominee shall be required to reimburse Marcato for any indemnification payments made to Nominee by Marcato for any Losses to the extent that Nominee subsequently receives payment of such amounts from another source.

10. Notices. All notices, requests and other communications to any party hereunder shall be in writing (including telecopy or similar writing) and shall be given to such party,

if to Marcato, to:

Marcato Capital Management LP

Four Embarcadero Center, Suite 2100

San Francisco, CA 94111

Attn: Richard T. McGuire III

Fax: (415) 796-6388

with a copy to (which copy shall not constitute notice hereunder):

Cadwalader, Wickersham & Taft LLP

200 Liberty Street

New York, New York 10281

Attn: Richard M. Brand, Esq.

         Joshua A. Apfelroth, Esq.

Fax: (212) 504-6666

if to Nominee, to:

Attn:

with a copy to (which copy shall not constitute notice hereunder):

Kasowitz Benson Torres LLP

1633 Broadway

New York, New York 10019

Attn:      Marc E. Kasowitz, Esq.

              Albert S. Mishaan, Esq.

Fax: (212) 506-1800

or such other address or telecopy number as such party may hereafter specify for the purpose by notice to the other party hereby given in accordance with this Section 10. Each such notice, request or other communication shall be effective when delivered at the address specified in this Section 10.

11. Termination. This Agreement shall automatically terminate on the earliest to occur of (a) the completion of an unsuccessful Solicitation and (b) Nominee’s election to the Board of Directors; provided, that Marcato may terminate this Agreement at any time upon written notice to Nominee; provided, further, that Marcato’s obligations with respect to advancement, reimbursement and indemnification hereunder and Nominee’s obligations with respect to non-disclosure, advancement, reimbursement and indemnification hereunder shall each remain in full force and effect and survive the termination of this Agreement.

12. Nominee Acknowledgement. Nominee acknowledges that Marcato shall be under no obligation to nominate Nominee for election. Nominee acknowledges that Marcato will rely upon information provided by Nominee for purposes of preparing submissions to the Company, proxy solicitation materials and other public disclosure.

13. Governing Law; Consent to Jurisdiction. This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without giving effect to principles of conflicts of laws. Each party to this Agreement hereby irrevocably agrees that any legal action or proceeding arising out of or relating to this Agreement or any agreements or transactions contemplated hereby shall be brought in the state courts of the State of New York located in New York County, or in the United States District Court for the Southern District of New York, and hereby expressly submits to the personal jurisdiction and venue of such courts for the purposes thereof and expressly waives any claim of improper venue and any claim that such courts are an inconvenient forum. Each party hereby irrevocably consents to the service of process of any of the aforementioned courts in any such suit, action or proceeding by the mailing of copies thereof by registered or certified mail, postage prepaid, to the address set forth or referred to in Section 10, such service to become effective ten days after such mailing.

14. Execution by Counterparts/Facsimile. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument. This Agreement may also be executed by facsimile or PDF.

15. Expense Reimbursement. Marcato hereby agrees to reimburse Nominee for his or her reasonable, documented, out-of-pocket expenses incurred as a result of being a member of the Slate, including, without limitation, reimbursement for reasonable out-of-pocket travel expenses; provided, that Nominee hereby agrees that in the event Nominee reasonably determines that he or she needs to retain legal counsel to represent Nominee in connection with being a member of the Slate (other than in connection with a claim for indemnification, which is addressed in Section 4) he or she will employ counsel selected by Marcato and reasonably satisfactory to Nominee. Should Nominee be elected to the Board of Directors of the Company, other than as expressly set forth herein, Marcato will not be liable for any expenses or any other liabilities incurred by Nominee during the period following election to the Board of Directors of the Company.

16. Non-Disclosure. Nominee acknowledges and agrees to hold in strict confidence and will not use nor disclose to third parties information Nominee receives from Marcato or any of its agents or representatives or information developed by Nominee based upon such information Nominee receives from Marcato or any of its agents or representatives, except for (a) information which was public at the time of disclosure or becomes part of the public domain without disclosure by Nominee, (b) information which Nominee learns from a third party (other than Marcato or its agents or representatives) which does not have a legal, contractual or fiduciary obligation of confidentiality to Marcato or its agents or representatives, (c) following Nominee’s election as a director of the Company, information which is necessary for Nominee to disclose in order to comply with Nominee’s fiduciary duties under applicable law or (d) information which is required to be disclosed by applicable law; provided, that in the event of any required disclosure pursuant to this clause (d), Nominee hereby agrees to use commercially reasonable efforts to notify Marcato promptly so that Marcato may seek a protective order or other appropriate remedy or, in Marcato’s sole discretion, waive compliance with the terms of this Section 16; provided, further, that in the event that no such protective order or other remedy is obtained, or that Marcato waives compliance with the terms of this Section 16, Nominee further agrees to furnish only that portion of the confidential information which Nominee is advised by counsel is legally required and will cooperate with Marcato’s efforts, without incurring any monetary expense, to obtain assurance that confidential treatment will be accorded to the confidential information. Nominee further agrees not to (i) make any public communication relating to the Solicitation without the prior permission of Marcato, (ii) stand for election through nomination by the Company or any other stockholder of the Company (other than Marcato), as director of the Company without the prior permission of Marcato and (iii) acquire or dispose of any securities of the Company without the prior written approval of Marcato; provided, that in the event Nominee receives such approval pursuant to this clause (iii), Nominee hereby agrees to (y) keep detailed records of any trading in the securities of the Company that Nominee undertakes and (z) update Marcato on a daily basis of all such trading activities by sending an email to joshua.apfelroth@cwt.com. Nothing in this paragraph shall constrain Nominee’s communications with his or her counsel, or prevent Nominee from disclosing information to his or her counsel.

17. Entire Agreement. This Agreement constitutes the entire agreement among the parties hereto with respect to the matters covered hereby and supersedes all previous written, oral or implied understandings among them with respect to such matters.

18. Headings. The headings used herein are included for convenience of reference only and shall be ignored in the construction or interpretation of this Agreement.

19. Warranty of Authority. Each person executing this Agreement represents and warrants that he or she has full authority to sign this Agreement on behalf of the party for which he or she is acting and that the parties will thereby be fully bound by the terms of this Agreement. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and permitted assigns.

20. Remedies. Nominee hereby acknowledges that money damages would be both difficult to calculate and speculative and an insufficient remedy for any breach of Nominee obligations in Sections 2, 3, 4, 5 and/or 16 and that any such breach would cause Marcato irreparable harm. Accordingly, Nominee also agrees that in the event of any breach or threatened breach of Sections 2, 3, 4, 5 and/or 16 Marcato, in addition to any other remedies at law or in equity it may have, shall be entitled to equitable relief, including injunctive relief and specific performance, without the requirement of posting a bond or other security or proof of actual damages.

[Signatures on following page]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

MARCATO CAPITAL MANAGEMENT LP on behalf of the funds it advises

By:	Marcato Holdings LLC, its General Partner

By:
Name:	Richard T. McGuire III
Title:	Authorized Person

Name:

ANNEX C

SECURITY OWNERSHIP OF PRINCIPAL STOCKHOLDERS AND MANAGEMENT

The following table is reprinted from the Company’s preliminary proxy statement filed with the SEC on October 31, 2017.

The following table sets forth, as of September 15, 2017 (except as specified below), certain information concerning the shares of our common stock beneficially owned by (i) each person who is an NEO, (ii) each director, (iii) all executive officers and directors as a group (fourteen persons), and (iv) each person known to us to be the beneficial owner of more than 5% of our common stock. There were 32,036,625 shares of our common stock outstanding on September 15, 2017.

Name and Address of Beneficial Owner(1)	Amount and Nature of Beneficial Ownership(2)(3)	Percent of Common Stock(3)
Named Executive Officers
David Powers	9,225	*
Thomas A. George	20,616	*
David E. Lafitte	6,248	*
Stefano Caroti	4,513	*
Andrea O’Donnell	2,220	*
Angel R. Martinez(4)	351,274	1.1%
Directors
John M. Gibbons(5)(6)	29,125	*
Karyn O. Barsa	14,850	*
Nelson C. Chan	5,741	*
Michael F. Devine, III	12,916	*
John G. Perenchio	30,819	*
James E. Quinn	14,347	*
Lauri M. Shanahan(7)	6,666	*
Bonita C. Stewart	10,322	*
All Directors and Executive Officers as a Group (13 persons)	172,168	*
5% Stockholders
Blackrock, Inc.(8)	3,212,903	10.0%
Marcato Capital Management LP(9)	2,702,531	8.4%
Vanguard Group Inc.(10)	2,452,088	7.7%
The London Company(11)	2,148,251	6.7%
Senvest Management, LLC(12)	2,052,651	6.4%
Dimensional Fund Advisors LP(13)	1,746,362	5.5%

*	Percentage of shares beneficially owned does not exceed 1% of our total outstanding common stock.
(1)	Unless otherwise noted, the address of each beneficial owner is 250 Coromar Drive, Goleta, CA 93117.
(2)	Unless otherwise noted, we believe that each individual or entity named has sole investment and voting power with respect to the shares of our common stock reported as beneficially owned by them, subject to community property laws, where applicable.
(3)	Pursuant to applicable SEC rules, shares not outstanding that are subject to options, warrants, rights or conversion privileges exercisable on or before the date that is 60 days after September 15, 2017, are deemed outstanding for the purpose of calculating the number and percentage owned by a person, but are not deemed outstanding for the purpose of calculating the number and percentage owned by any other person listed.
(4)	The reported amount includes 240,000 SARs that are immediately exercisable. Mr. Martinez retired from his position as Chief Executive Officer in May 2016 and continued to serve as a director until October 2017.

C-1

(5)	The reported amount includes 29,125 shares held by the Gibbons Living Trust as to which Mr. Gibbons has joint voting and investment power.
(6)	The issuance of an additional 1,510 shares previously earned by this director has been deferred until future years pursuant to an election made under our Deferred Stock Unit Compensation Plan. These deferred shares cannot be issued within 60 days of September 15, 2017, and have been excluded from the table.
(7)	The issuance of an additional 5,542 shares previously earned by this director has been deferred until future years pursuant to an election made under our Deferred Stock Unit Compensation Plan. The deferred shares cannot be issued within 60 days of September 15, 2017, and have been excluded from the table.
(8)	This information is based solely on Amendment No. 9 to Schedule 13G filed by this stockholder on January 12, 2017. This stockholder’s business address is 55 East 52nd Street, New York, NY 10055. This stockholder has sole voting power with respect to 3,139,969 of such shares and sole dispositive power over all 3,212,903 shares.
(9)	This information is as of October 23, 2017, and based solely on Amendment No. 4 to Schedule 13D filed by this stockholder on October 23, 2017. This stockholder’s business address is Four Embarcadero Center, Suite 2100, San Francisco, CA 94111. Marcato Capital Management LP and Richard T. McGuire III reported shared voting and dispositive power over all 2,702,531 shares. Marcato International Master Fund Ltd. reported shared voting and dispositive power over 2,556,294 of such shares. MCM Encore IM LLC and Marcato Encore Master Fund, Ltd. reported shared voting and dispositive power over 146,237 of such shares.
(10)	This information is based solely on Amendment No. 4 to Schedule 13G filed by this stockholder on February 9, 2017. This stockholder’s business address is 100 Vanguard Boulevard, Malvern, PA 19355. This stockholder reported sole voting power over 40,407 of such shares, shared voting power over 3,873 of such shares, sole dispositive power over 2,409,484 of such shares, and shared dispositive power over 42,604 of such shares.
(11)	This information is based solely on Amendment No. 4 to Schedule 13G filed by this stockholder on February 14, 2017. This stockholder’s business address is 1800 Bayberry Court, Suite 301, Richmond, VA 23226. This stockholder reported sole voting and dispositive power over 1,652,281 of such shares and shared dispositive power over 495,970 of such shares.
(12)	This information is based solely on Amendment No. 1 to Schedule 13G filed by this stockholder on February 13, 2017. This stockholder’s business address is 540 Madison Avenue, 32nd Floor, New York, NY 10022. This stockholder reported shared voting and dispositive power over all 2,052,651 shares (which amount includes 175,000 shares issuable upon the exercise of options).
(13)	This information is based solely on a Schedule 13G filed by this stockholder on February 9, 2017. This stockholder’s business address is 6300 Bee Cave Road, Building One, Austin, TX 78746. This stockholder has sole voting power over 1,707,967 of such shares and sole dispositive power over all 1,746,362 shares.

C-2

Preliminary Copy—Subject to Completion Dated November 1, 2017

GOLD PROXY CARD

YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY.

We encourage you to take advantage of Internet or telephone voting.

Both are available 24 hours a day, 7 days a week.

Internet and telephone voting is available through 11:59 p.m., Eastern Time, on December 13, 2017.

VOTE BY INTERNET	WWW.FCRVOTE.COM/DECK

Use the Internet to transmit your voting instructions until 11:59 p.m., Eastern Time, on December 13, 2017. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

OR
VOTE BY TELEPHONE	1-866-859-2518

Use any touch-tone telephone to transmit your voting instructions until 11:59 p.m., Eastern Time, on December 13, 2017. Have your proxy card in hand when you call and then follow the instructions.
OR
VOTE BY MAIL

Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided to: First Coast Results, Inc., P.O. Box 3672, Ponte Vedra Beach, FL 32004-9911.

If you vote your proxy by Internet or by telephone, you do NOT need to mail back your proxy card. Your Internet or telephone vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card.

CONTROL NUMBER

ê     If submitting a proxy by mail, please sign and date the card below and fold and detach card at perforation before mailing.    ê

Deckers Outdoor Corporation	GOLD PROXY CARD

MARCATO RECOMMENDS THAT YOU VOTE “FOR ALL” OF THE NOMINEES SET FORTH IN PROPOSAL 1:

Proposal 1:	Marcato’s Proposal to Elect Directors.

Nominees:	(1) Deborah M. Derby	(3) Steve Fuller	(5) Robert D. Huth	(7) Mitchell A. Kosh	(9) Anne Waterman

	(2) Kirsten J. Feldman	(4) Matthew P. Hepler	(6) Jan Rogers Kniffen	(8) Nathaniel J. Lipman

FOR ALL ❑	WITHHOLD ALL ❑	FOR ALL EXCEPT THE NOMINEE(S) WRITTEN BELOW ❑

NOTE: To withhold authority to vote for any individual nominee(s), mark the For All Except box and write in the name of nominee(s) on the line below.

MARCATO RECOMMENDS THAT YOU VOTE “FOR” PROPOSAL 2:		FOR	AGAINST	ABSTAIN

Proposal 2. To approve Marcato’s proposal to repeal each provision of, or amendment to, the Amended and Restated Bylaws of the Company (the “Bylaws”) adopted by the Board subsequent to May 24, 2016 and prior to the approval of this resolution at the 2017 Annual Meeting, without the approval of the Stockholders.		☐	☐	☐
MARCATO RECOMMENDS THAT YOU VOTE “FOR” PROPOSAL 3:		FOR	AGAINST	ABSTAIN

Proposal 3. To approve the ratification of the selection of KPMG LLP as the Company’s independent registered public accounting firm for fiscal year ending March 31, 2018.		☐	☐	☐

MARCATO RECOMMENDS THAT YOU VOTE FOR A FREQUENCY OF “ONE YEAR” ON PROPOSAL 4:	1 YEAR	2 YEARS	3 YEARS	ABSTAIN

Proposal 4. To approve, on an advisory basis, the frequency of future advisory votes on the Company’s executive compensation program.	☐	☐	☐	☐

MARCATO RECOMMENDS THAT YOU VOTE “FOR” PROPOSAL 5:		FOR	AGAINST	ABSTAIN

Proposal 5. To approve, on a non-binding advisory basis, the compensation of the Company’s named executive officers, as disclosed in the Company’s proxy statement for the 2017 Annual Meeting.		☐	☐	☐

Date
Signature (Capacity)
Signature (If jointly held)

Please sign exactly as your name(s) is (are) shown on the share certificate to which the proxy applies. When shares are held by joint tenants, both should sign. When signing as an attorney, executor, administrator, trustee or guardian, please give full title as such. If a corporation, please sign in full corporate name by President or other authorized officer. If a partnership, please sign in partnership name by authorized person.
PLEASE SIGN, DATE AND RETURN THIS PROXY PROMPTLY USING THE ENCLOSED ENVELOPE.

Preliminary Copy—Subject to Completion Dated November 1, 2017

SIGN, DATE AND MAIL YOUR PROXY TODAY, UNLESS

YOU HAVE VOTED BY INTERNET OR TELEPHONE.

IF YOU HAVE NOT VOTED BY INTERNET OR TELEPHONE, PLEASE DATE, MARK, SIGN

AND RETURN THIS PROXY PROMPTLY. YOUR VOTE MUST BE RECEIVED NO LATER THAN THE DATE OF THE 2017 ANNUAL MEETING TO BE INCLUDED IN THE VOTING RESULTS.

The proxy statement, as well as other proxy materials distributed by the participants, are available free of charge online at www.fcrvote.com/DECK.

(CONTINUED AND TO BE SIGNED AND DATED ON THE REVERSE SIDE )

ê     If submitting a proxy by mail, please sign and date the card on reverse and fold and detach card at perforation before mailing.    ê

DECKERS OUTDOOR CORPORATION	GOLD PROXY CARD

ANNUAL MEETING OF STOCKHOLDERS

DECEMBER 14, 2017

THIS PROXY IS SOLICITED ON BEHALF OF MARCATO INTERNATIONAL MASTER FUND, LTD., MARCATO CAPITAL MANAGEMENT LP, MCM ENCORE IM LLC, MARCATO ENCORE MASTER FUND, LTD., RICHARD T. MCGUIRE III, DEBORAH M. DERBY, KIRSTEN J. FELDMAN, STEVE FULLER, MATTHEW P. HEPLER, ROBERT D. HUTH, JAN ROGERS KNIFFEN, MITCHELL A. KOSH, NATHANIEL J. LIPMAN AND ANNE WATERMAN (collectively “Marcato”) AND NOT ON BEHALF OF THE BOARD OF DIRECTORS OF DECKER OUTDOOR CORPORATION (the “Board”)

The undersigned hereby appoints Richard T. McGuire, Matthew P. Hepler, Edward T. McCarthy and Richard M. Brand, and each of them, with full power of substitution, as proxies for the undersigned and authorizes them to represent and vote, as designated, all of the shares of common stock of Deckers Outdoor Corporation, a Delaware corporation (“Deckers”), that the undersigned would be entitled to vote if personally present at the 2017 Annual Meeting of Stockholders of Deckers, including any adjournments or postponements thereof or any special meeting that may be called in lieu thereof (the “2017 Annual Meeting”).

If this proxy is signed and returned, it will be voted in accordance with your instructions. If you do not specify how the proxy should be voted, this proxy will be voted, on Proposal 1, “FOR” the election of Deborah M. Derby, Kirsten J. Feldman, Steve Fuller, Matthew P. Hepler, Robert D. Huth, Jan Rogers Kniffen, Mitchell A. Kosh, Nathaniel J. Lipman and Anne Waterman (except your proxy will not be voted for the election of any candidate(s) whose name(s) is written on the line provided under Proposal 1), “FOR” Proposal 2, “FOR” Proposal 3, for “ONE YEAR” on Proposal 4 and “FOR” Proposal 5.

CONTINUED, AND TO BE SIGNED AND DATED ON THE REVERSE SIDE.